Exhibit 99.1

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA OF SIGNIFICANT EQUITY METHOD INVESTEE

CAESARS GROWTH PARTNERS, LLC
We have proprietary rights to a number of trademarks used in this Exhibit to our Annual Report on Form 10-K that are important to our business, including, without limitation, World Series of Poker ("WSOP"), Slotomania and Bingo Blitz. In addition, Caesars Entertainment Corporation, our joint venture partner in Caesars Growth Partners, LLC, has proprietary rights to, among others, Caesars, Caesars Entertainment and Total Rewards. We have omitted the registered trademark (®) and trademark (™) symbols for such trademarks named in this to our Annual Report on Form 10-K.

EXPLANATORY NOTE
Unconsolidated Significant Subsidiary
Upon the completion of the Transactions (see Note 1 — Description of Business and Summary of Significant Accounting Policies of the consolidated financial statements for Caesars Growth Partners, LLC ("CGP LLC")) Caesars Acquisition Company’s (the "Company", "CAC", "we", "our" and "us") sole material asset is its interest in Caesars Growth Partners, LLC ("CGP LLC"), which is accounted for using the equity method. As our investment in CGP LLC is considered to be significant for the period subsequent to the Transactions, CGP LLC's financial statements are included as an exhibit this Annual Report on Form 10-K in accordance with SEC Rule 3-09 of Regulation S-X.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Members of Caesars Growth Partners, LLC:
We have audited the accompanying consolidated balance sheet of Caesars Growth Partners, LLC ("CGP LLC") as of December 31, 2013, and the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for the period from October 22, 2013 through December 31, 2013. These consolidated financial statements are the responsibility of CGP LLC's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. CGP LLC is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of CGP LLC’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CGP LLC as of December 31, 2013, and the results of their operations and their cash flows for the period from October 22, 2013 through December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.
As discussed in Note 1, through transactions that occurred on October 21, 2013, CGP LLC became a joint venture between Caesars Acquisition Company and Caesars Entertainment Corporation. Such transactions have been accounted for as a reorganization under common control.
/s/ Deloitte & Touche LLP
Las Vegas, Nevada
March 28, 2014

CAESARS GROWTH PARTNERS, LLC
CONSOLIDATED BALANCE SHEET
(In millions)

December 31, 2013
Assets
Current assets
Cash and cash equivalents	$976.9
Short-term investments	15.0
Receivables, net of allowance for doubtful accounts of $3.9	53.7
Interest receivable from related party	8.9
Deferred tax assets	7.0
Restricted cash	28.8
Prepayments and other current assets	13.2
Total current assets	1,103.5
Investment in notes from related party	931.6
Land, property and equipment, net	516.0
Goodwill	112.8
Intangible assets other than goodwill, net	168.2
Restricted cash	231.6
Deferred charges and other	114.8
Total assets	$3,178.5

Liabilities and Equity
Current liabilities
Accounts payable	$54.8
Payables to related party	49.4
Accrued expenses	126.4
Foreign tax payable	1.8
Current portion of long-term debt	0.1
Total current liabilities	232.5
Long-term debt	680.2
Long-term debt to related party	39.8
Convertible notes issued to related party	47.7
Deferred tax liabilities	3.8
Contingently issuable non-voting membership units	306.5
Deferred credits and other	69.6
Total liabilities	1,380.1

Commitments and contingencies (Note 12)
Redeemable non-controlling interests	3.9
Equity
Additional paid-in capital	734.0
Retained earnings	782.1
Accumulated other comprehensive income	233.6
Total equity attributable to Caesars Growth Partners, LLC	1,749.7
Non-controlling interests	44.8
Total equity	1,794.5
Total liabilities and equity	$3,178.5

See accompanying Notes to Consolidated Financial Statements.

CAESARS GROWTH PARTNERS, LLC
CONSOLIDATED STATEMENT OF OPERATIONS
(In millions)

October 22, 2013 Through December 31, 2013
Revenues
Interactive Entertainment
Social and mobile games	$70.4
WSOP and online real money gaming	3.6
74.0
Casino Properties and Developments
Casino	37.1
Food and beverage	16.3
Rooms	17.5
Other	8.1
Less: casino promotional allowances	(11.3)
67.7
Net revenues	141.7

Operating expenses
Interactive Entertainment - Direct
Platform fees	22.3
Casino Properties and Developments - Direct
Casino	16.7
Food and beverage	7.5
Rooms	4.8
Property, general, administrative and other	92.5
Depreciation and amortization	8.8
Change in fair value of contingently issuable non-voting membership units	138.7
Change in fair value of contingent consideration	2.9
Total operating expenses	294.2
Loss from operations	(152.5)
Interest expense, net of interest capitalized	(11.9)
Interest income - related party	35.8
Loss on extinguishment of debt	(0.9)
Loss before provision for income taxes	(129.5)
Provision for income taxes	(2.6)
Net loss	(132.1)
Less: net loss attributable to non-controlling interests	4.6
Net loss attributable to Caesars Growth Partners, LLC	$(127.5)

See accompanying Notes to Consolidated Financial Statements.

CAESARS GROWTH PARTNERS, LLC
CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS
(In millions)

October 22, 2013 Through December 31, 2013
Net loss	$(132.1)
Other comprehensive income, net of income taxes:
Unrealized gain on investments in notes from related party	54.3
Total other comprehensive income	54.3
Comprehensive loss	(77.8)
Less: net loss attributable to non-controlling interests	4.6
Comprehensive loss attributable to Caesars Growth Partners, LLC	$(73.2)

See accompanying Notes to Consolidated Financial Statements.

CASESARS GROWTH PARTNERS, LLC
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(In millions)

	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Non-controlling Interests	Total Equity
Inception	$—	$—	$—	$—	$—
Issuance of voting units	1,173.1	—	—	—	1,173.1
Issuance of non-voting units and impact of purchased and contributed assets	(424.9)	909.6	179.3	49.0	713.0
Post-Transactions balances	748.2	909.6	179.3	49.0	1,886.1
Net loss	—	(127.5)	—	(4.2)	(131.7)
Stock-based compensation	1.4	—	—	—	1.4
Unrealized gain on investments in notes from related party, net of tax	—	—	54.3	—	54.3
Distributions to parents	(15.6)	—	—	—	(15.6)
Balance at December 31, 2013	$734.0	$782.1	$233.6	$44.8	$1,794.5

See accompanying Notes to Consolidated Financial Statements.

CAESARS GROWTH PARTNERS, LLC
CONSOLIDATED STATEMENT OF CASH FLOWS
(In millions)

October 22, 2013 Through December 31, 2013
Cash flows from operating activities
Net loss	$(132.1)
Adjustments to reconcile net loss to cash flows provided by operating activities
Depreciation and amortization	8.8
Amortization of debt discount	4.7
Loss on early extinguishments of debt	0.9
Change in fair value of contingently issuable non-voting membership units	138.7
Change in fair value of contingent consideration	2.9
Accretion of discount on investments in notes from related party	(23.2)
Stock-based compensation expense	17.8
Net change in deferred income taxes	(1.8)
Net change in long-term accounts	2.9
Net change in working capital accounts	19.7
Other non-cash items	0.2
Cash flows provided by operating activities	39.5
Cash flows from investing activities
Land, buildings and equipment additions, net of change in construction payables	(8.7)
Purchase of short-term investments	(15.0)
Payments to acquire businesses and assets related to the Transactions	(360.0)
Change in restricted cash	(3.1)
Cash flows used in investing activities	(386.8)
Cash flows from financing activities
Issuance of voting units	1,173.1
Debt issuance costs and fees	(1.6)
Payments on long-term debt to related party	(13.0)
Distributions to parents	(22.3)
Cash flows provided by financing activities	1,136.2
Net increase in cash and cash equivalents	788.9
Cash and cash equivalents, beginning of period	188.0
Cash and cash equivalents, end of period	$976.9

See accompanying Notes to Consolidated Financial Statements.

CAESARS GROWTH PARTNERS, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Description of Business and Summary of Significant Accounting Policies
Organization and Transaction
Caesars Acquisition Company (the "Company," "CAC," "we," "our" and "us"), a Delaware corporation, was formed on February 25, 2013 to make an equity investment in Caesars Growth Partners, LLC ("CGP LLC"), a joint venture between CAC and subsidiaries of Caesars Entertainment Corporation ("CEC" or "Caesars Entertainment"), and following the transactions described below, directly owns 100% of the voting membership units of CGP LLC, a Delaware limited liability company. CGP LLC was formed on July 16, 2013 for the purpose of acquiring certain businesses and assets of Caesars Entertainment and to pursue high-growth operating assets.
On October 21, 2013, the joint venture was formed between subsidiaries of Caesars Entertainment and CAC through the execution of the series of transactions described below (which are collectively referred to as the "Transactions"):

(i)
The Class A common stock of CAC was made available via a subscription rights offering by Caesars Entertainment to its shareholders as of October 17, 2013 (the "Rights Offering"), whereby each subscription right entitled its holder to purchase from CAC one share of CAC's Class A common stock or the right to retain such subscription right;

(ii)
Affiliates of Apollo Global Management, LLC ("Apollo") and affiliates of TPG Global, LLC ("TPG" and, together with Apollo, the "Sponsors") exercised their basic subscription rights in full and purchased $457.8 million worth of CAC's Class A common stock at a price of $8.64 per whole share;

(iii)	CAC used the proceeds from the exercise of the basic subscription rights in clause (ii) above to purchase 100% of the voting units of CGP LLC;

(iv)
CGP LLC subsequently used $360.0 million of the proceeds received from CAC in clause (iii) above to purchase from Caesars Entertainment Operating Company, Inc. ("CEOC"), a wholly-owned subsidiary of Caesars Entertainment (we refer to the following assets as the "Purchased Assets"):

a.	the equity interests of PHWLV, LLC ("PHWLV"), which holds the Planet Hollywood Resort & Casino in Las Vegas ("Planet Hollywood");

b.
the equity interests of Caesars Baltimore Investment Company, LLC (the "Maryland Joint Venture"), the entity that indirectly holds interests in the owner of the Horseshoe Baltimore Casino ("Horseshoe Baltimore") in Maryland, a licensed casino development project expected to open in the third quarter of 2014; and

c.
a 50% interest in the management fee revenues of PHW Manager, LLC, which manages Planet Hollywood and Caesars Baltimore Management Company LLC, which holds an agreement to manage the Maryland Joint Venture.

(v)
Caesars Entertainment contributed all of the shares of Caesars Interactive Entertainment, Inc.’s ("CIE" or "Caesars Interactive") outstanding common stock held by a subsidiary of Caesars Entertainment and approximately $1.1 billion in aggregate principal amount of senior notes held by a subsidiary of Caesars Entertainment (the "CEOC Notes" and, together with the shares of CIE, the "Contributed Assets") to CGP LLC, in exchange for all of CGP LLC’s non-voting units.

Prior to the consummation of the Transactions, Planet Hollywood was owned by PHW Las Vegas, LLC ("PHW Las Vegas"). On October 21, 2013, in connection with and prior to the closing of the Transactions, PHW Las Vegas contributed and assigned to PHWLV, a wholly-owned subsidiary of PHW Las Vegas, and PHWLV accepted and assumed from PHW Las Vegas, all of its assets and liabilities of PHW Las Vegas, including Planet Hollywood.
The closing of the Rights Offering for subscription rights not previously exercised by the Sponsors, and for any over-subscription privileges including over-subscription privileges exercised by the Sponsors, occurred on November 18, 2013 and CAC distributed a total of 135,771,882 shares of Class A common stock to the holders of subscription rights who validly exercised their subscription rights and paid the subscription price in full. CAC received aggregate gross proceeds from the Rights Offering of approximately $1,173.1 million. Effective November 19, 2013, our common stock trades on the NASDAQ Global Select Market under the symbol "CACQ."

Pursuant to the terms of the Transactions, CGP LLC is obligated to issue additional non-voting membership units to Caesars Entertainment to the extent that the earnings from CIE's social and mobile games business exceeds a specified threshold amount in 2015. The number of units to be issued is capped at a value of $225 million divided by the value of the non-voting units at the date of the Transactions. Also on October 21, 2013, the aggregate fair market value of the subscription rights issued by Caesars Entertainment was restored to Caesars Entertainment through a return of senior notes previously issued by CEOC from CGP LLC. The amount of the restoration was approximately $21.1 million.
CGP LLC reimbursed Caesars Entertainment and CAC for approximately $24.8 million fees and expenses incurred in connection with the Transactions.
CGP LLC has two reportable segments: Interactive Entertainment and Casino Properties and Developments. The Interactive Entertainment segment consists of the Caesars Interactive business and the Casino Properties and Developments segment consists primarily of the Planet Hollywood business along with the interest in Horseshoe Baltimore.
Use of Estimates
CGP LLC consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"), which requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and notes thereto. Significant estimates and assumptions reflected in CGP LLC's consolidated financial statements include, but are not limited to, the estimated consumption rate of virtual goods that it uses for revenue recognition within the Interactive Entertainment segment, useful lives of property, equipment and amortizing intangible assets, income taxes, accounting for stock-based compensation, the valuation of contingent consideration and the evaluation of goodwill and long-lived assets for impairment. Management believes the accounting estimates are appropriate and reasonably determined. However, due to the inherent uncertainties in making these estimates, actual amounts could differ from such estimates.
Principles of Consolidation
CGP LLC's consolidated financial statements include the accounts of CGP LLC and its subsidiaries after elimination of all intercompany accounts and transactions. These consolidated financial statements include the accounts of all wholly-owned subsidiaries and any partially-owned subsidiaries that CGP LLC has the ability to control. Control generally equates to ownership percentage, whereby investments that are more than 50% owned are consolidated, investments in affiliates of 50% or less but greater than 20% are generally accounted for using the equity method, and investments in affiliates of 20% or less are accounted for using the cost method.
CGP LLC's consolidated financial statements also include the accounts of any variable interest entity for which CGP LLC is determined to be the primary beneficiary. Up through and including December 31, 2013, CGP LLC analyzed its variable interests to determine if the entity that is party to the variable interest is a variable interest entity in accordance with GAAP. This analysis included both quantitative and qualitative reviews. Qualitative analysis was based on CGP LLC's review of the design of the entity, its organizational structure including decision-making ability and financial agreements. Based on these analyses, CGP LLC is the primary beneficiary and therefore consolidated the Horseshoe Baltimore development project in Maryland, a variable interest entity venture with Rock Gaming LLC ("Rock Gaming").
The results of operations for CGP LLC for the period presented herein are not necessarily indicative of the results of operations that may be achieved in future years.
Transactions between Caesars Entertainment and CGP LLC have been identified in the consolidated historical financial statements and the notes thereto as transactions between related parties (see Note 18 — Related Party Transactions).
Cash and Cash Equivalents
Cash equivalents are highly liquid investments with maturities of less than three months from the date of purchase and are stated at the lower of cost or market value.
Short-term Investments
CGP LLC's short-term investments consist of bank deposits with original maturities greater than 3 months but less than 12 months, which are classified as held-to-maturity investments and recorded at amortized cost.
Restricted Cash
Restricted cash includes amounts restricted under the terms of the Planet Hollywood and Horseshoe Baltimore debt agreements (see Note 8 — Financial Instruments) which require that CGP LLC maintain certain reserves for items including but not limited to payment of property taxes, insurance, interest and ongoing furniture, fixtures and equipment purchases or property development or improvements. The classification between current and long-term is dependent upon the intended use of each particular reserve.

Receivables
CGP LLC issues credit to approved casino customers following background checks and investigations of creditworthiness. Business or economic conditions or other significant events could affect the collectability of these receivables.
Accounts receivable are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems the account to be uncollectible. Recoveries of accounts previously written off are recorded when received. We reserve an estimated amount for gaming receivables that may not be collected to reduce receivables to their net carrying amount, which approximates fair value. Methodologies for estimating the allowance for doubtful accounts range from specific reserves to various percentages applied to aged receivables. Historical collection rates are considered, as are customer relationships, in determining specific reserves. Receivables are reported net of an allowance for doubtful accounts of $3.9 million as of December 31, 2013.
Marker play represents a significant portion of our overall table games volume. We maintain strict controls over the issuance of markers and aggressively pursue collection from those customers who fail to pay their marker balances timely. These collection efforts are similar to those used by most large corporations when dealing with overdue customer accounts, including the mailing of statements and delinquency notices, personal contacts, the use of outside collection agencies and civil litigation. Markers are generally legally enforceable instruments in the United States. Markers are not legally enforceable instruments in some foreign countries, but the United States' assets of foreign customers may be reached to satisfy judgments entered in the United States. We consider the likelihood and difficulty of enforceability, among other factors, when we issue credit to customers who are not residents of the United States.
Investments in Notes from Related Party
CGP LLC's investments in senior notes previously issued by CEOC, a related party, are classified as available for sale investments and recorded at fair value with changes in fair value being recorded in Accumulated other comprehensive income. Any discount or premium is amortized to interest income using the effective interest method. We classify our investment in notes from related party as current or long-term depending on the maturity of the instruments along with management’s intent on holding such instruments.
Land, Property and Equipment
Additions to land, property and equipment are stated at cost. CGP LLC capitalizes the costs of improvements that extend the life of the asset and expense maintenance and repair costs as incurred. Gains or losses on the dispositions of land, property and equipment are included in the determination of income. CGP LLC capitalized interest of $1.3 million for the period October 22 through December 31, 2013, primarily associated with the Horseshoe Baltimore development project.
Depreciation is provided using the straight-line method over the shorter of the estimated useful life of the asset or the related lease, as follows:

Land improvements	12 years
Building and improvements	5 - 40 years
Furniture, fixtures and equipment	2.5 - 20 years
CGP LLC reviews the carrying value of land, property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value of the asset, an impairment loss is recognized equal to an amount by which the carrying value exceeds the estimated fair value of the asset. The factors considered by management in performing this assessment include current operating results, trends, prospects, the effect of obsolescence, demand, competition, potential decreases in the marketplace, a change in physical condition, and legal and other economic factors. In estimating expected future cash flows for determining whether an asset is impaired, assets are grouped at the reporting unit level, which, for most of our assets, is the individual property. CGP LLC did not recognize any impairment in any of the periods presented.
Goodwill and Other Non-Amortizing Intangible Assets
The purchase price of an acquisition is allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. CGP LLC determines the estimated fair values after review and consideration of relevant information including discounted cash flows, quoted market prices, and estimates made by management. To the extent the purchase price exceeds the fair value of the net identifiable tangible and intangible assets acquired and liabilities assumed, such excess is recorded as goodwill.

CGP LLC performs an annual goodwill impairment assessment on October 1. CGP LLC performs this assessment more frequently if impairment indicators exist. CGP LLC determines the estimated fair value of each reporting unit based on a combination of earnings before interest, taxes, depreciation and amortization ("EBITDA"), valuation multiples and estimated future cash flows discounted at rates commensurate with the capital structure and cost of capital of comparable market participants, giving appropriate consideration to the prevailing borrowing rates within the casino industry in general. CGP LLC also evaluates the aggregate fair value of all of the reporting units and other non-operating assets in comparison to the aggregate debt and equity market capitalization at the test date. EBITDA multiples and discounted cash flows are common measures used to value businesses in the industry.
CGP LLC performs an annual impairment assessment of other non-amortizing intangible assets as of October 1. CGP LLC performs this assessment more frequently if impairment indicators exist. CGP LLC determines the estimated fair value of non-amortizing intangible assets by primarily using the "Relief From Royalty Method" and "Excess Earnings Method" under the income approach.
The annual evaluation of goodwill and other non-amortizing intangible assets requires the use of estimates about future operating results, valuation multiples, and discount rates to determine their estimated fair value. Changes in these assumptions can materially affect these estimates. Thus, to the extent gaming volumes deteriorate further in the near future, discount rates increase significantly, or CGP LLC does not meet projected performance, CGP LLC could have impairments to record in the next twelve months and such impairments could be material.
Assets and liabilities contributed to or acquired by CGP LLC in the Transactions described previously are considered transactions between entities under common control. Thus, there is no goodwill or recognition of previously unrecognized other intangible assets resulting from the Transactions.
Debt Discounts or Premiums and Unamortized Debt Issue Costs
Debt discounts or premiums and debt issue costs incurred in connection with the issuance of debt are capitalized and amortized to interest expense based on the related debt agreements primarily using the effective interest method. Unamortized discounts or premiums are written off and included in gain or loss calculations to the extent CGP LLC retires debt prior to its original maturity date. Unamortized debt issue costs are included in Deferred charges and other in our Consolidated Balance Sheet.
Derivative Instruments
Derivative instruments are recognized in the consolidated financial statements at fair value. Any changes in fair value are recorded in the Consolidated Statement of Operations. The estimated fair value of CGP LLC's derivative instruments are based on market prices obtained from dealer quotes and in the case of contingently issuable non-voting membership units, the estimated fair value is based on a multiple of EBITDA in excess of a specified minimum threshold and includes a maximum payout threshold. Such quotes represent the estimated amounts CGP LLC would receive or pay to terminate the contract. See Note 8 — Financial Instruments for additional discussion on derivative instruments.
Deferred Credits
Below market leases of Planet Hollywood recorded at their estimated fair value at the date of acquisition are recorded in Deferred credits and other on the Consolidated Balance Sheet. CGP LLC revalued existing tenant leases at the time of acquisition of Planet Hollywood and recorded deferred credits of $14.4 million related to these below market leases. Deferred credits related to below market leases are amortized as an increase to rental income over the remaining terms of the respective leases. Planet Hollywood recognized additional non-cash rental income of $0.4 million for the period October 22 through December 31, 2013.
Self-Insurance Accruals
Planet Hollywood was self-insured up to certain limits for costs associated with general liability, workers’ compensation, and employee health coverage through June 2013. Insurance claims and reserves include accruals of estimated settlements for known claims, as well as accruals of actuarial estimates of incurred but not reported claims and are included in Accrued expenses on the CGP LLC Consolidated Balance Sheet. In estimating these reserves, historical loss experience and judgments about the expected levels of costs per claim are considered. These claims are accounted for based on actuarial estimates of the undiscounted claims, including those claims incurred but not reported. Planet Hollywood believes the use of actuarial methods to account for these liabilities provides a consistent and effective way to measure these highly judgmental accruals. CGP LLC regularly monitors the potential for changes in estimates, evaluates its insurance accruals, and adjusts its recorded provisions. Starting in July 2013, third-party insurance coverage was obtained on a prospective basis.
Revenue Recognition
Interactive Entertainment
Social and Mobile Games. CIE derives revenue from the sale of virtual currencies within casino-themed social and mobile games which are played on various global social and mobile third-party platforms. CIE's Slotomania and Bingo Blitz applications represented 87% of CIE's social and mobile games revenues for the period October 22 through December 31, 2013.
Within the Slotomania application, game players may collect free virtual coins on a regular basis, may send "gifts" of either free virtual coins or free slot machine spins to their friends through interactions with the Facebook application, and may "earn" free virtual coins through targeted marketing promotions. Within the Bingo Blitz application, game players may collect free bingo credits on a regular basis, may send "gifts" of free bingo credits or other virtual items to their friends through interactions with the Facebook application, and may "earn" free bingo credits through targeted marketing promotions. Virtual coins in Slotomania and virtual bingo credits in Bingo Blitz (collectively referred to as “virtual currency” or “virtual goods”) allow the game players to play the respective games free of charge. If a game player wishes to obtain virtual goods above and beyond the level of free virtual goods available to that player, the player may purchase additional virtual goods. Once a purchase of virtual goods is completed, the coins are deposited into the players account and are not separately identifiable from previously purchased virtual goods or virtual goods obtained by the game player for free.
Once obtained, virtual currency (either free or purchased) cannot be redeemed for cash nor exchanged for anything other than game play. When virtual currency is played in the games, the game player could "win" and would be awarded additional virtual currency, or could "lose" and essentially lose the future use of that virtual currency. As the game player does not receive any additional benefit from the games, nor is the game player entitled to any additional rights once the game player’s virtual goods are substantially consumed, CIE has concluded that the virtual goods represent consumable goods.
CIE has determined through a review of customer play behavior that game players who purchase virtual currency generally are not purchasing additional virtual currency if their existing virtual goods balances have not been substantially consumed. As CIE is able to track the duration between purchases of virtual currency for individual game players, CIE is able to reliably estimate the period of time over which virtual currency is consumed. As such, CIE recognizes revenue using an item-based revenue model.
Because CIE is unable to distinguish whether purchased or free virtual currency is consumed, CIE must estimate the amount of outstanding purchased virtual currency at each reporting period based on customer behavior. Based upon an analysis of the customers’ historical play behavior, the timing difference between when virtual currencies are purchased by a customer and when those virtual currencies are consumed in gameplay is relatively short. CIE records within other current liabilities the deferred revenue associated with its social and mobile games, and also records within other current assets the prepaid platform fees associated with this deferred revenue.
At December 31, 2013, CIE recorded within Accrued expenses short-term deferred revenue associated with its social and mobile games of $2.2 million. CIE also recorded within Prepayments and other current assets the prepaid platform fees associated with this deferred revenue, aggregating $0.7 million at December 31, 2013.
CIE continues to gather detailed customer play behavior and assess this data in relation to its revenue recognition policy. To the extent the customer play behavior changes, CIE will reassess its estimates and assumptions used for revenue recognition.
The Slotomania and Bingo Blitz applications are played on various social and mobile third-party platforms for which such third parties collect monies from CIE’s customers and pay CIE an amount after deducting a platform fee. CIE is the primary obligor with its customers and under these arrangements, retains the ability to establish the pricing for its virtual currencies, and assumes all credit risk with its customers.
Prior to September 2013, transactions conducted through the Facebook platform were facilitated using Facebook credits ("FB Credits"), a form of virtual currency specific to the Facebook platform. Effectively, transactions priced by CIE to sell a specified number of virtual goods for a specified cost in a game player’s local currency had FB Credits inserted into the transaction flow, whereby the purchase price paid by the game player was first converted to FB Credits, and the FB Credits were then converted into the resulting number of virtual goods. This provided a means for Facebook platform users to accumulate FB Credits prior to making an in-application purchase, and for the Facebook platform to provide to its users FB Credits at a discount or for free.
Subsequent to the elimination of FB Credits, Facebook may provide free gift cards or determine other means of discounting virtual currencies purchased by the Facebook platform users. As a result, CIE reviews the individual transaction details to ensure that revenues recognized for the sale of virtual currencies through the Facebook platform represent cash paid for such currencies by CIE’s game players.
Based upon the above facts, CIE recognizes revenues from its game-playing customers on a gross basis and related platform fees are recorded as a component of operating expense.
Taxes collected from customers on behalf of governmental authorities are accounted for on a net basis and are not included in net revenues or operating expenses.

WSOP and Online Real Money Gaming. The majority of CIE's WSOP and non-U.S. regulated online real money licensed gaming revenue is derived from licensing the WSOP and Caesars trade names to third parties for the use in regulated online real money gaming and social and mobile games, from the licensing of the WSOP trade name, television rights and sponsorship for the WSOP live tournaments. With respect to the licensing agreements, CIE's revenues are typically based upon a percentage of gaming revenue earned by its licensees and the fees it receives from Caesars Entertainment for the WSOP circuit events.
CIE's license fee revenues generated from regulated online real money gaming are recognized as earned based on a contractually agreed upon percentage of the net gaming revenue. CIE believes that it is the agent in these transactions and therefore records the net licensing revenue derived from its licensees’ net gaming revenue. Revenue related to the licensing of the WSOP trade name to third parties for the use in for social, mobile and console games is recognized based on an agreed percentage of the third parties’ revenues through revenue sharing agreements.
Media and sponsorship revenues related to WSOP live tournaments are recorded as earned generally over the initial broadcasting period of the WSOP live tournaments. At December 31, 2013, CIE recorded within Accrued expenses, deferred revenue associated with its WSOP and online gaming business of $0.8 million.
Online real money gaming revenues are measured by the aggregate net difference between gaming wins and losses, with liabilities recognized for player deposits. Cash discounts and other cash incentives related to online real money gaming are recorded as a reduction to WSOP and online real money gaming revenues.
Casino Properties and Developments
Casino Revenues. Casino revenues are measured by the aggregate net difference between gaming wins and losses, with liabilities recognized for funds deposited by customers before gaming play occurs and for chips in the customers’ possession. However, jackpots, other than the incremental amount of progressive jackpots, are recognized at the time they are won by customers. CGP LLC accrues the incremental amount of progressive jackpots as the progressive machine is played and the progressive jackpot amount increases, with a corresponding reduction of casino revenue.
Food, Beverage, Rooms, and Other. Food, beverage, accommodations, and other revenues are recognized when services are performed. Advance deposits on rooms and advance ticket sales are recorded as customer deposits until services are provided to the customer. Sales taxes and other taxes collected from customers on behalf of governmental authorities are accounted for on a net basis and are not included in net revenues or operating expenses. The retail value of accommodations, food and beverage, and other services furnished to casino guests without charge is included in gross revenue and then deducted as promotional allowances. The estimated costs of providing such promotional allowances are classified as casino expenses as follows:

(In millions)	October 22, 2013 Through December 31, 2013
Food and beverage	$3.3
Rooms	1.7
Other	0.5
$5.5
Platform Fees
Platform fees relate to CGP LLC's Interactive Entertainment segment and consist of fees paid to third-party social and mobile platform providers, including Facebook and Apple. Approximately 49.4% of platform fees incurred for the period October 22 through December 31, 2013 were payable to Facebook. Approximately, 31.3% of platform fees incurred for the period October 22 through December 31, 2013 were payable to Apple. Other than the deferral of platform fees associated with deferred revenues, platform fees are expensed as incurred.
Total Rewards Point Liability Program
Caesars Entertainment’s customer loyalty program, Total Rewards, offers incentives to customers who gamble at Caesars Entertainment’s casinos throughout the United States, including CGP LLC's Planet Hollywood casino. Under the program, customers are able to accumulate, or bank, reward credits over time that they may redeem at their discretion under the terms of the program. The reward credit balance will be forfeited if the customer does not earn a reward credit over the prior six-month period. As a result of the ability of the customer to bank the reward credits, Caesars Entertainment accrues the expense of reward credits, after consideration of estimated forfeitures (referred to as "breakage"), as they are earned. The estimated value of the cost to provide reward credits is expensed by Caesars Entertainment as the reward credits are earned by customers. To arrive at the estimated cost associated with reward credits, estimates and assumptions are made regarding incremental marginal costs of the benefits, breakage rates, and the mix of goods and services for which reward credits will be redeemed. Caesars Entertainment uses historical data to assist in the determination of estimated accruals.

Amounts associated with Planet Hollywood’s participation in the program are included in Payables to related party in CGP LLC's Consolidated Balance Sheet and this liability is settled with Caesars Entertainment on a monthly basis. Planet Hollywood’s associated cost to provide reward credits is included in Casino expense in the Consolidated Statement of Operations. The estimated liability for Total Rewards credit redemptions was $0.8 million for the period October 22 through December 31, 2013.
Research and Development
CIE incurs various direct costs in relation to the development of future social and mobile games applications and future online real money poker applications, along with costs to improve current social and mobile games. CIE evaluates research and development costs incurred to determine whether the costs relate to the development of software, and therefore are required to be capitalized, and have concluded there are no capitalizable research and development costs related to the development of software at this time.
All other research and development costs are expensed as incurred. Research and development costs were $7.8 million for the period October 22 through December 31, 2013. Such amounts are included in Property, general, administrative and other within the Consolidated Statement of Operations.
Advertising
CGP LLC expenses the production costs of advertising the first time the advertising takes place. Advertising expense was $16.3 million for the period October 22 through December 31, 2013. Advertising expense is included in Property, general, administrative and other expenses within the Consolidated Statement of Operations.
Stock-based Compensation
Caesars Entertainment grants stock-based compensation awards in Caesars Entertainment common stock to certain employees that work for the management companies of Planet Hollywood and Horseshoe Baltimore under the Caesars 2012 Performance Incentive Plan. CGP LLC did not record any allocation of Caesars Entertainment’s expense associated with Planet Hollywood or Horseshoe Baltimore executives’ stock-based awards for the period October 22 through December 31, 2013 as it was not considered material to the consolidated financial statements.
Caesars Interactive grants stock-based compensation awards in Caesars Interactive common stock to its employees and service providers in accordance with the Caesars Interactive Entertainment, Inc. Amended and Restated Management Equity Incentive Plan (the "Plan"), which is intended to promote the interests of Caesars Interactive and its shareholders by providing key employees, directors, service providers and consultants with an incentive to encourage their continued employment or service and improve the growth and profitability of Caesars Interactive. The Plan provides for the Plan to be administered by the Human Resources Committee of the Board of Directors of Caesars Acquisition Company (the "Committee"). As a matter of policy, the exercise price of all options granted under the Plan has been determined by the Committee to ensure that the exercise price of options granted under the Plan complies with the requirement that such exercise price is not less than the fair market value of the underlying shares at the respective grant dates. Caesars Interactive has granted stock options and warrants, restricted shares and management shares to its employees. These programs are classified as either equity or liability-based instruments dependent on the terms and conditions of each of the awards. Equity-classified instruments are measured at their fair value at their date of grant and liability-classified instruments are re-measured at their fair value at each reporting date for accounting purposes. A description of the components of these programs is provided in Note 15 — Stock-Based Compensation and Employee Benefit Plans.
Income Taxes
CGP LLC records income taxes under the asset and liability method, whereby deferred tax assets and liabilities are recognized based on the expected future tax consequences of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and attributable to operating loss and tax credit carryforwards. CGP LLC reduces the carrying amounts of deferred tax assets by a valuation allowance if, based on the available evidence, it is more likely than not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically based on the more likely than not realization threshold. This assessment considers, among other matters, the nature, frequency, and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods, our experience with operating loss and tax credit carryforwards not expiring unused, and tax planning alternatives.
The effect on the income tax provision and deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The provision for income taxes included in the Consolidated Statement of Operations only includes CIE, the corporate subsidiary of CGP LLC, which was taxed as a corporation for federal, state and foreign income tax purposes. CGP LLC is a pass-through entity for U.S. federal and state income tax purposes and thus, not subject to taxation for federal, state and foreign income tax.
Note 2 — Recently Issued Accounting Pronouncements
Effective January 1, 2013, the Financial Accounting Standards Board ("FASB") issued new guidance on the reporting of reclassifications out of accumulated other comprehensive income. The guidance requires an entity to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of Accumulated other comprehensive income by the respective line items of net income if the amount is reclassified to net income in its entirety in the same reporting period. As this is a presentation and disclosure requirement, there was no impact on CGP LLC's consolidated financial position, results of operations or cash flows upon adoption.
In March 2013, the FASB issued new guidance applicable to the release of the cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity. The new guidance is effective for CGP LLC on January 1, 2014. CGP LLC plans to adopt the guidance prospectively as of January 1, 2014 and will evaluate the impact, if any, that this guidance will have on its consolidated financial position, results of operations and cash flows should it sell a part or all of an investment in a foreign entity.
In July 2013, the FASB issued new guidance for the presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carry-forward exists. The new guidance is effective for CGP LLC on January 1, 2014. CGP LLC does not expect this new guidance to have a material impact on its consolidated financial position or results of operations.
Note 3 — Development and Acquisition Activity
Interactive Entertainment
Acquisition of Buffalo Studios LLC
In December 2012, Caesars Interactive purchased substantially all of the assets of Buffalo Studios LLC ("Buffalo Studios"). Aggregate consideration was $50.8 million, including CGP LLC’s preliminary estimate of $5.6 million in contingent consideration. Buffalo Studios is a developer of social and mobile games which are played through a Facebook, Apple, or Android platform. Buffalo Studios’ principal revenue source is Bingo Blitz, an online bingo game in which users compete to win virtual prizes and game enhancements. Buffalo Studios offers its games under a "free-to-play" model in which users can download and play the game for free, but are charged for additional game credits, game enhancements, and the purchase of virtual goods. The results of Buffalo Studios for periods subsequent to the acquisition are included in our results in our Interactive Entertainment segment.
As part of the business combination, CIE acquired intangible assets. The fair value methodology used to value the established user base followed a replacement cost method. As such, the fair value of the established customer base was based on the cost to recreate the user base using the means of advertising typically employed by CIE to market its games to potential users. The fair value of the developed games and game titles was based on a multi-period excess earnings method, which is an application of the discounted cash flow method and computes the present value of after-tax cash flows attributable to the associated future income stream.
Intangible assets acquired consisted of developed games, valued at $21.0 million with an estimated useful life of 5 years, an established user base valued at $7.6 million with an estimated life of 2.5 years, and game titles valued at $7.5 million with a life of ten years. The goodwill is attributed to the workforce of Buffalo Studios and the significant synergies expected subsequent to the acquisition.
Other CIE Acquisitions
In May 2013, CIE acquired the World Series of Poker social and mobile game assets and intellectual property from Electronic Arts, Inc. In August 2013, CIE acquired an online gaming development business based in the Ukraine. In October 2013, certain wholly-owned subsidiaries of Caesars Interactive acquired the workforce, assets and intellectual property (collectively, the "Acquired Assets") of unaffiliated third parties. Total consideration for the Acquired Assets was $18.0 million, of which $10.0 million was paid on October 21, 2013 and $8.0 million is contingent upon achieving certain milestone events. CGP LLC has not yet finalized its purchase price allocation related to the consideration paid for this acquisition. Assets acquired and liabilities assumed in these transactions were not material to CGL LLC's financial statements.

Casino Properties and Development
Baltimore, Maryland Development
In October 2012, Caesars Entertainment entered into definitive agreements with investors associated with Rock Gaming, CVPR Gaming Holdings, LLC, STRON-MD Limited Partnership, and PRT Two, LLC, to form a joint venture that will build and own the Horseshoe Baltimore casino. Pursuant to such definitive agreements, Caesars Entertainment committed to contribute a maximum of $78.0 million in capital to the joint venture, $17.7 million of which has previously been contributed for the purpose of developing and constructing the casino. CGP LLC has an approximate 51.8% indirect ownership interest in the joint venture, which is a consolidated subsidiary (see Note 19 — Subsequent Events for transactions relative to this transaction which occurred after December 31, 2013).
In October 2012, CBAC Gaming, LLC, ("CBAC") an indirectly-held subsidiary of the Company entered into a lease with the City of Baltimore, Maryland to lease vacant real property for the gaming facility in Baltimore, Maryland. In connection with the execution of the lease, CBAC also entered into a Land Disposition Agreement (the "LDA") with the City of Baltimore to acquire real property for the purpose of demolishing existing improvements and, thereafter, developing and operating parking garage immediately adjacent to the casino entertainment facility. The total purchase price for this real property is approximately $5.9 million.
Pursuant to the Maryland Joint Venture definitive agreements, capital calls were made to all members in April 2013 and June 2013 for an aggregate amount of $73.3 million to fund the ongoing development activities and capitalization requirements for financing of the joint venture. In accordance with CGP LLC's ownership interests in the Maryland Joint Venture, its portion of the capital contribution amounted to an aggregate total of approximately $38.0 million, which was paid by Caesars Entertainment and appears as a capital contribution within Additional paid-in capital on CGP LLC's Consolidated Statement of Equity.
As of December 31, 2013, STRON-MD Limited Partnership holds 4.8% of the Horseshoe Baltimore joint venture. Their non-controlling interest contains an embedded put feature that may cause us, at any time, to purchase all of STRON-MD Limited Partnership’s interest in Horseshoe Baltimore either at cost prior to the commencement of the planned casino’s operations, or at fair market value after the commencement of operations. For accounting purposes, their ownership interest is presented as redeemable non-controlling interest presented outside of permanent equity on the Consolidated Balance Sheet (see Note 9 — Equity and Non-Controlling Interests for the changes in the carrying amount of redeemable non-controlling interest).
Note 4 — Land, Property and Equipment, net
Land, property and equipment, net consists of the following:

(In millions)	December 31, 2013
Land and land improvements	$97.0
Building and improvements	320.4
Furniture, fixtures and equipment	98.4
Construction in progress	97.5
613.3
Less: accumulated depreciation	(97.3)
Land, property and equipment, net	$516.0
Caesars Interactive entered into a Platform Development and Service Agreement, dated as of January 30, 2012 (the "Platform Agreement"), with 888, Caesars Interactive’s partner in the UK online real money gaming market. The Platform Agreement provides that 888 will develop and service an online real money poker platform for use in any United States jurisdiction when online real money gaming becomes legal. Under this agreement, 888 receives a portion of the revenue derived from the platform and reimbursement for expenses. Reimbursements for computer hardware incurred prior to construction in progress, and reimbursements for other development costs and expenses have been recorded in Property, general, administrative and other in the Combined Statements of Operations. The Platform agreement also provides 888 the option to market or sell the rights to the technology developed under the agreement, but upon exercising such option, 888 would be required to reimburse Caesars Interactive some or all of the computer hardware and development costs and expenses.
In August 2013, Caesars Interactive and 888 amended the Platform Agreement and entered into a Services Agreement (collectively, the “888 Agreements”) whereby 888 exercised its non-exclusivity option allowing them to use and market the platform in jurisdictions that Caesars Interactive operates. In accordance with the 888 Agreements, 888 reimbursed Caesars Interactive for costs incurred during the development stage of the platform. Additionally, 888 will reimburse Caesars Interactive for computer hardware costs through a reduction of 888’s revenue share.

Depreciation expense for property and equipment is reflected in Depreciation and amortization in the Consolidated Statement of Operations. For the period October 22 through December 31, 2013 aggregate depreciation expense was $5.6 million.
Note 5 — Goodwill and Other Intangible Assets
The changes in the carrying amount of goodwill were as follows:

(In millions)	Interactive Entertainment	Casino Properties and Developments	Total
Balance at October 22, 2013	$87.3	$25.2	$112.5
Acquisitions	0.3	—	0.3
Balance at December 31, 2013	$87.6	$25.2	$112.8
The following table provides the gross carrying amount and accumulated amortization for each major class of intangible assets other than goodwill:

	December 31, 2013
(Dollars in millions)	Weighted Average Remaining Useful Life (in years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizing intangible assets
Developed technology	3.6	$45.2	$(15.3)	$29.9
Customer relationships / user base	2.0	16.9	(9.8)	7.1
Other intangible assets	9.0	11.5	(1.5)	10.0
		$73.6	$(26.6)	47.0
Non-amortizing intangible assets
Trade name				98.7
Baltimore gaming license				22.5
				121.2
Total intangible assets other than goodwill				$168.2

The aggregate amortization expense for those intangible assets that are amortized is reflected in Depreciation and amortization in the Consolidated Statement of Operations. For the period October 22 through December 31, 2013 there was $3.2 million of amortization expense. Estimated annual amortization expense for the years ending December 31, 2014, 2015, 2016, 2017, 2018 and thereafter is $14.1 million, $12.4 million, $7.8 million, $6.3 million, $1.6 million and $4.8 million, respectively. No impairment charge was indicated for the period October 22 through December 31, 2013.
Note 6 — Accrued Expenses
Accrued expenses consisted of the following:

(In millions)	December 31, 2013
Contingent consideration (1)	$59.6
Payroll and other compensation	14.9
Deferred revenue, deposits and customer funds liability, including advance hotel deposits	17.0
Accrued non-income taxes	3.2
Share-based payment obligations	3.8
Self-insurance claims and reserves	3.4
Interest payable	5.9
Other accruals	18.6
$126.4
_________________________
(1) Contingent consideration related to acquisitions (See Note 3 — Development and Acquisition Activity and Note 11 —Fair Value Measurements).

Note 7 — Debt
The following table presents CGP LLC's outstanding third-party debt, excluding capital lease obligations, as of December 31, 2013:

		December 31, 2013
(In millions)	Maturity	Rate	Face Value	Book Value
Planet Hollywood Amended and Restated Loan Agreement	2015	3.03%	$494.8	$462.5
Baltimore Credit Facility	2020	8.25%	225.0	214.4
Baltimore Promissory Note	2018	—	4.7	3.3
			$724.5	$680.2
Planet Hollywood Amended and Restated Loan Agreement
In connection with the 2010 acquisition of Planet Hollywood and the related assumption of debt, Planet Hollywood entered into the Amended and Restated Loan Agreement with Wells Fargo Bank, N.A., as trustee for The Credit Suisse First Boston Mortgage Securities Corp. Commercial Mortgage Pass-Through Certificates, Series 2007- TFL2 (the "Lender"). On October 26, 2011, Planet Hollywood exercised its option to extend the Planet Hollywood senior secured loan to 2013. On December 5, 2013 the loan maturity was again extended to April 2015. No additional options exist to extend the maturity of the loan. This loan is secured by the assets of PHWLV, LLC.
The loan contains customary affirmative covenants, subject to certain exceptions, requiring Planet Hollywood to, among other things, deliver annual financial statements, annual budgets, maintain its properties, maintain its books and records, maintain insurance, and comply with laws and material contracts.
The loan contains customary negative covenants, subject to certain exceptions, restricting or limiting the ability of Planet Hollywood to, among other things, dispose of its assets and change its business or ownership, consummate mergers or acquisitions and create liens on its assets.
Management believes that CGP LLC is in compliance with the Planet Hollywood Amended and Restated Loan Agreement covenants as of December 31, 2013.
Planet Hollywood may, at its option, voluntarily prepay the loan in whole or in part upon twenty (20) days prior written notice to Lender. Planet Hollywood is required to prepay the loan in (i) the amount of any insurance proceeds received by Lender for which Lender is not obligated to make available to Planet Hollywood for restoration in accordance with the terms of the Amended and Restated Loan Agreement, (ii) the amount of any proceeds received from the operator of the timeshare property adjacent to Planet Hollywood Resort and Casino, subject to the limitations set forth in the Amended and Restated Loan Agreement, and (iii) the amount of any excess cash remaining after application of the cash management provisions of the Amended and Restated Loan Agreement.
In connection with Planet Hollywood’s Amended and Restated Loan Agreement, Caesars Entertainment entered into a Guaranty Agreement (the "Guaranty") for the benefit of the Lender, pursuant to which Caesars Entertainment guaranteed to the Lender certain recourse liabilities of Planet Hollywood. Caesars Entertainment’s maximum aggregate liability for such recourse liabilities is limited to $30.0 million, provided that such recourse liabilities of Planet Hollywood do not arise from (i) events, acts, or circumstances that are actually committed by, or voluntarily or willfully brought about by, Caesars Entertainment or (ii) event, acts, or circumstances (regardless of the cause of the same) that provide actual benefit (in cash, cash equivalent, or other quantifiable amount) to Planet Hollywood, to the full extent of the actual benefit received by Planet Hollywood. Pursuant to the Guaranty, Caesars Entertainment is required to maintain a net worth or liquid assets of at least $100.0 million.
Horseshoe Baltimore Credit and FF&E Facilities
CBAC Borrower, LLC ("CBAC"), an indirect wholly-owned subsidiary of the Maryland Joint Venture, entered into a credit agreement (the "Baltimore Credit Facility") in July 2013 in order to finance the acquisition of land in Baltimore, Maryland and the construction of the Horseshoe Baltimore and a parking garage (collective, the "Baltimore Development"). The Baltimore Credit Facility provides for (i) a $300.0 million senior secured term facility with a seven-year maturity, which is comprised of a $225.0 million facility that was funded on July 2, 2013 upon the closing of the Baltimore Credit Facility, a $37.5 million delayed draw facility available from the closing of the Baltimore Credit Facility until July 2014 and a $37.5 million delayed draw facility available until January 2015 and (ii) a $10.0 million senior secured revolving facility with a five-year maturity. The Baltimore Credit Facility is secured by substantially all material assets of CBAC and its wholly-owned domestic subsidiaries.
In connection with the foregoing, Caesars Baltimore Investment Company, LLC ("Caesars Baltimore") and the other joint venture partners each provide, on a several and not joint basis, a completion guarantee with respect to the Baltimore

Development, which guarantees completion of the construction of the Baltimore Development, availability of contemplated working capital and the discharge, bonding or insuring over of certain liens in connection with the Baltimore Development. The maximum liability of Caesars Baltimore under its completion guarantee is approximately $9.1 million.
The Baltimore Credit Facility contains customary affirmative covenants, subject to certain exceptions, requiring CBAC to, among other things, deliver annual and quarterly financial statements (following the commencement of operations of the Baltimore Development), annual budgets, construction progress reports and other notices, maintain its properties, maintain its books and records, maintain insurance, use commercially reasonable efforts to maintain a public rating for the term loans and comply with laws and material contracts.
The Baltimore Credit Facility contains customary negative covenants, subject to certain exceptions, restricting or limiting the ability of CBAC to, among other things, dispose of its assets and change its business or ownership, consummate mergers or acquisitions, make dividends, stock repurchases and optional redemptions of subordinated debt, incur debt and issue preferred stock, make loans and investments, create liens on its assets and enter into transactions with affiliates. In addition, the Baltimore Credit Facility includes a covenant prohibiting the senior secured leverage ratio from exceeding 7.5 to 1.0 for the first three quarters, 6.0 to 1.0 for the next four quarters and 4.75 to 1.0 for the remainder of the agreement after the commencement of operations of the Baltimore Development.
Concurrently with the closing of the Baltimore Credit Facility, CBAC entered into an equipment financing term loan facility for up to $30.0 million (the "Baltimore FF&E Facility"). Under the Baltimore FF&E Facility, CBAC may use funds from the facility to finance or reimburse the purchase price and certain related costs of furniture, furnishings and equipment (referred to as "FF&E") to be used in the Baltimore Development. Proceeds of the Baltimore FF&E Facility will also be available to refinance the purchase price of FF&E purchased with other amounts available to CBAC. Draws under the Baltimore FF&E Facility may be made after the closing date and prior to January 2015, provided that a final draw of the unused commitment amount will be deposited into an escrow account pledged to the collateral agent for the Baltimore FF&E Facility at the end of the commitment period, and such funds will be available for subsequent financing of FF&E purchases. CBAC is not permitted to reduce the commitments under the FF&E Facility. The Baltimore FF&E Facility will mature five years and six months after the closing of the facility. No debt has been drawn from the FF&E Facility as of December 31, 2013.
The Baltimore FF&E Facility has covenants and events of default substantially consistent with the Baltimore Credit Facility, and other restrictive covenants customary for FF&E facilities of this type.
Management believes that CGP LLC is in compliance with the Baltimore Credit Facility and Baltimore FF&E Facility covenants as of December 31, 2013.
Interest and Fees
The amount outstanding under the Planet Hollywood senior secured loan bears interest at a rate per annum equal to the London Inter-Bank Offered Rate ("LIBOR") plus 2.859%. A subsidiary of CEOC owns interest-only participations in a portion of the PHW Las Vegas, LLC senior secured loan that are entitled to interest at a fixed rate equal to 1.59% per year.
For the Baltimore Credit Facility, borrowings bear interest at a rate equal to the then current adjusted LIBOR or at a rate equal to the alternate base rate, in each case, plus an applicable margin. The adjusted LIBOR is equal to the greater of (i) 1.25% and (ii) the LIBOR in effect for such interest period. In addition, on a quarterly basis, CBAC is required to pay each lender (i) a 0.50% commitment fee in respect any unused commitments under the revolving credit facility, (ii) a 0.125% fronting fee in respect of the aggregate face amount outstanding letters of credit under the revolving credit facility and (iii) a 2.25% commitment fee in respect of unfunded commitments under the delayed draw facility until termination of such commitments.
For the Baltimore FF&E Facility, the loan bears an interest rate at a floating rate per annum equal to the adjusted LIBOR plus 7.5%. The adjusted LIBOR will be determined by the administrative agent and will equal to the greater of (i) the LIBOR in effect for such interest period multiplied by statutory reserves and (ii) 1.25%. As of December 31, 2013, there were no borrowings under the Baltimore FF&E Facility.
Note 8 — Financial Instruments
Restricted Cash
The total balance in Restricted cash at December 31, 2013 was $260.4 million, which includes cash restricted under both the Planet Hollywood Amended and Restated Loan Agreement and the Baltimore Credit Facility.
The Planet Hollywood Amended and Restated Loan Agreement requires that Planet Hollywood maintain certain reserves for payment of property taxes, insurance, interest and ongoing furniture, fixtures and equipment purchases or property improvements. Amounts deposited into the specified reserve funds under this agreement represent restricted cash and aggregated $31.9 million in long-term assets and $9.1 million in short-term assets at December 31, 2013. The classification between current and long-term is dependent upon the intended use of each specific reserve balance.
In connection with amounts borrowed under the Baltimore Credit Facility, construction obligations associated with the Baltimore Development, and the completion guarantee (see Note 7 — Debt), CGP LLC has recorded $199.7 million and $19.6 million, respectively, of long-term and short-term restricted cash at December 31, 2013.
CIE Convertible Notes
In March 2012, Rock Gaming and CIE entered into an agreement pursuant to which Rock Gaming purchased approximately 6,155 shares of CIE common stock for $30.4 million in cash and agreed to purchase additional shares of CIE common stock on or before July 2, 2012. CIE used the proceeds from this sale to prepay a portion of the then outstanding balance on an unsecured credit facility with Caesars Entertainment (see Note 18 — Related Party Transactions).
In June 2012, CIE and Rock Gaming modified the agreement with Rock Gaming such that CIE issued to Rock Gaming approximately 382 shares of CIE common stock and a promissory note for $28.5 million in exchange for $30.4 million in cash. The promissory note is convertible into approximately 5,773 shares of CIE common stock. In November 2012, CIE issued to Rock Gaming an additional promissory note for $19.2 million in exchange for $19.2 million in cash. The additional promissory note is convertible into approximately 3,140 shares of CIE common stock. The ability to convert the promissory notes into shares is subject to the satisfaction of certain specified criteria in June 2014. Both promissory notes are classified as long-term in our Consolidated Balance Sheet at December 31, 2013.
Derivative Instruments
On December 9, 2011, Planet Hollywood entered into an interest rate cap agreement for a notional amount of $517.7 million at a LIBOR cap rate of 7.0% which matured on December 9, 2013. On December 9, 2013, Planet Hollywood entered into an interest rate cap agreement for a notional amount of $501.4 million at a LIBOR cap rate of 7.0% which matures on April 9, 2015. Planet Hollywood did not designate the interest rate cap agreement as a cash flow hedge. Therefore, any change in fair value was recognized in interest expense during the period in which the change in value occurred.
In connection with the Transactions, CGP LLC recorded a liability of $167.8 million representing the fair value of additional non-voting membership units contingently issuable to Caesars Entertainment during 2016. The contingently issuable non-voting membership units' fair value is based upon a multiple of EBITDA for the calendar year 2015 in excess of a specified minimum threshold and includes a maximum payout threshold. The fair value of the contingently issuable non-voting membership units at December 31, 2013 was $306.5 million. The change in fair value of $138.7 million is reported within the CGP LLC Consolidated Statement of Operations.
CGP LLC had no derivatives designated as hedging instruments at December 31, 2013.
Note 9 — Equity and Non-Controlling Interests
Membership Units
In connection with the Transactions, CAC used the proceeds from the exercise of basic subscription rights to purchase 100% of the voting units of CGP LLC in the form of common shares. Additionally, CGP LLC issued non-voting units in the form of common shares to Caesars Entertainment in exchange for the Contributed Assets. See Note 1 — Description of Business and Summary of Significant Accounting Policies. CGP LLC distributed a total of 135,771,882 shares of voting units and 184,769,554 shares of non-voting units.
In connection with the Transactions, CGP LLC recorded a liability of $167.8 million representing the fair value of additional non-voting membership units contingently issuable to Caesars Entertainment during 2016. The contingently issuable non-voting membership units' fair value is based upon a multiple of EBITDA for the calendar year 2015 in excess of a specified minimum threshold and includes a maximum payout threshold. The fair value of the contingently issuable non-voting membership units at December 31, 2013 was $306.5 million.
Call Right
Pursuant to the certificate of incorporation of CAC and the CGP Operating Agreement, after October 21, 2016, Caesars Entertainment and/or its subsidiaries will have the right, which it may assign to any of its affiliates or to any transferee of all non-voting units of CGP LLC held by subsidiaries of Caesars Entertainment, to acquire all or a portion of the voting units of CGP LLC (or, at the election of CAC, shares of CAC’s Class A common stock) not otherwise owned by Caesars Entertainment and/or its subsidiaries at such time. The purchase consideration may be, at Caesars Entertainment’s option, cash or shares of Caesars Entertainment’s common stock valued at market value, net of customary market discount and expenses, provided that the cash portion will not exceed 50% of the total consideration in any exercise of the call right. The purchase price will be the greater of (i) the fair market value of the voting units of CGP LLC (or shares of CAC’s Class A common stock) at such time based on an independent appraisal or (ii) the initial capital contribution in respect of such units plus a 10.5% per annum return on such capital contribution, subject to a maximum return on such capital contribution of 25% per annum, taking into account prior distributions with respect to such units.
The call right may be exercisable in part by Caesars Entertainment (up to three times), but until the call right is exercised in full, any voting units of CGP LLC (or shares of CAC’s Class A common stock) acquired by Caesars Entertainment will be converted into non-voting units of CGP LLC (or non-voting shares of CAC’s Class B common stock). Additionally, the call right may only be exercised by Caesars Entertainment and/or its subsidiaries if, at the time of such exercise, (w) Caesars Entertainment and CAC enter into a resale registration rights agreement with respect to the shares of Caesars Entertainment common stock used as all or a portion of the purchase consideration in connection with the exercise of the call right, (x) the common stock of Caesars Entertainment (i) is registered with the Securities and Exchange Commission, (ii) is listed for trading and trades on a national securities exchange, and (iii) issuable upon exercise of the call right will represent, in the aggregate, not more than one half of the total Caesars Entertainment’s common stock issued and outstanding giving effect to the exercise of the call right, (y) Caesars Entertainment has a minimum liquidity of $1.0 billion and a maximum net debt leverage ratio of 9.00 to 1.00, and (z) no event of default has occurred and is in effect under any financing agreement of Caesars Entertainment or its subsidiaries. Further, in the event that a stockholder vote of Caesars Entertainment is required in connection with the exercise of such call right, receipt of affirmative approval of such vote will be a condition to the exercise of the call right and at the closing of the Transactions, affiliates of the Sponsors will enter into a voting support agreement in favor of any such stockholder approval. In addition, a majority of the independent directors of the board of directors of Caesars Entertainment must approve the exercise of the call right by Caesars Entertainment and/or its subsidiaries. The call right will be transferable to a transferee that also receives a transfer of all the non-voting units of CGP LLC, and exercisable by the transferee upon the same terms and conditions as apply to Caesars Entertainment and its subsidiaries.
Following October 21, 2018 and until April 21, 2022, our Board will have the right to cause a liquidation of CGP LLC, including the sale or winding up of CGP LLC, or other monetization of all of its assets and the distribution of the proceeds remaining after satisfaction of all liabilities of CGP LLC to the holders of CGP LLC’s units according to the waterfall described below. On April 21, 2022 (unless otherwise agreed by Caesars Entertainment and CAC), if our Board has not previously exercised its liquidation right, the CGP Operating Agreement provides that CGP LLC shall, and our Board shall cause CGP LLC to, effect a liquidation.
Upon a liquidation, partial liquidation or sale of material assets, all net cash and other assets not monetizable of CGP LLC shall, subject to applicable gaming regulatory laws, be distributed as follows: (i) first, to all units held by CAC until amounts distributed equal return of CAC’s initial capital contribution plus a 10.5% per annum of return on such capital contribution (such return to begin accruing on the proceeds in excess of the purchase price of Planet Hollywood, Horseshoe Baltimore and 50% of the related management fees only upon the investment of such excess proceeds by CGP LLC); (ii) second, to all units held by Caesars Entertainment and/or its subsidiaries until Caesars Entertainment catches up to its respective amount distributed in provision (i) (including the 10.5% per annum of return on the initial capital contribution) and (iii) third, to all holders of units pro-rata.
The structure pursuant to which CGP LLC will effect a liquidating distribution, sale of CGP LLC or other similar transaction that provides liquidity to the holders of CGP LLC’s units as described above will be determined by a special-purpose Liquidation Committee that will include representatives from Caesars Entertainment and CAC. In connection with any liquidation of CGP LLC, CAC will have an approval right over any sale or other monetization of assets of CGP LLC that would not exceed the greater of (x) the book value of CGP LLC, and (y) the value of CGP LLC as determined by an appraiser selected by CAC.
Non-controlling interest
The following is a summary of CGP LLC's net loss attributable to non-controlling interests for the period October 22 through December 31, 2013.

(In millions)	October 22, 2013 Through December 31, 2013
Net loss attributable to redeemable non-controlling interests	$(0.4)
Net loss attributable to non-controlling interests	(4.2)
As presented on the Consolidated Statement of Operations
Net loss attributable to non-controlling interests	$(4.6)

Redeemable Non-controllable interest
As of December 31, 2013, STRON-MD Limited Partnership holds 4.8% of the Horseshoe Baltimore joint venture. Their non-controlling interest contains an embedded put feature that may cause us, at any time, to purchase all of STRON-MD Limited Partnership’s interest in Horseshoe Baltimore either at cost prior to the commencement of the planned casino’s operations, or at fair market value after the commencement of operations. This election is at the option of the holder, which is therefore not within the control of the issuer. As such, for accounting purposes, their ownership interest is presented as redeemable non-controlling interest presented outside of permanent equity on the Consolidated Balance Sheet.
The changes in the carrying amount of Redeemable non-controlling interests were as follows (in millions):

Balance as of October 22, 2013	$4.3
Net loss attributable to redeemable non-controlling interests	(0.4)
Balance as of December 31, 2013	$3.9
Net loss attributable to redeemable non-controlling interests from the Horseshoe Baltimore joint venture for the period from October 22 through December 31, 2013 was recognized in the Consolidated Statement of Operations, but was not recognized in the Consolidated Statement of Equity as it was accounted for as mezzanine equity.
Issuance of Caesars Interactive Common Stock
On March 30, 2012, Caesars Interactive entered into an agreement with an affiliate of Rock Gaming pursuant to which Rock Gaming purchased approximately 6,155 shares of Caesars Interactive’s common stock for $30.4 million in cash. Under this agreement, Rock Gaming had the option to purchase an additional approximately 6,155 shares of Caesars Interactive’s common stock for $30.4 million on or before July 2, 2012. In the event that Rock Gaming did not complete this purchase, they would have been required to pay Caesars Interactive an additional amount of $10.0 million. This minimum guaranteed payment had been recorded in equity at the date of the original agreement.
On June 29, 2012, Caesars Interactive amended the agreement with Rock Gaming whereby Rock Gaming paid $30.4 million in cash for an additional approximately 382 shares of Caesars Interactive’s common stock and a convertible promissory note, convertible into approximately 5,773 shares of CIE’s common stock (see Note 8 — Financial Instruments). The closing of this transaction resulted in the elimination of the $10.0 million minimum guaranteed payment previously recorded in equity.
Accumulated other comprehensive income
Accumulated other comprehensive income consists of unrealized gain on investments in notes from related party as of December 31, 2013 (see Note 18 — Related Party Transactions), net of taxes. For the period October 22 through December 31, 2013, there were no amounts reclassified out of Accumulated other comprehensive income.

Note 10 — Income Taxes
CGP LLC is taxed as a partnership for U.S. federal and state income tax purposes whereby any income or losses were allocated to the CGP LLC Members and taxed by each Member. CGP LLC has a corporate subsidiary, CIE, for which federal, state and foreign income taxes were provided.
The components of income/(loss) before income taxes and the related provision for U.S. and other income taxes were as follows:

(In millions)	October 22, 2013 Through December 31, 2013
Income before Income Taxes
United States	$(147.5)
Outside of the United States	18.0
Total loss before income taxes	$(129.5)

(In millions)	October 22, 2013 Through December 31, 2013
Income Tax Provision
United States
Current (Federal)	$—
Deferred (Federal)	(2.5)
Outside of the U.S.
Current	6.0
Deferred	(0.9)
Total income tax provision	$2.6
The differences between the U.S. statutory federal income tax rate and the effective tax rate expressed as a percentage of income before taxes were as follows:

October 22, 2013 Through December 31, 2013
Statutory tax rate	35.0%
Increases/(decreases) in tax resulting from:
Non-taxable LLC loss	(33.2)
Deferred taxes provided on foreign retained earnings	(5.9)
State tax, net of federal benefit	(0.1)
Foreign income taxed at lower rates than the US	1.0
Nondeductible lobbying	(0.1)
Nondeductible stock-based compensation	(3.1)
Change in federal valuation allowance	4.3
Other	0.1
Effective tax rate	(2.0)%

The major components of the Deferred tax assets and liabilities in our consolidated balance sheet were as follows (in millions):

(In millions)	October 22, 2013 Through December 31, 2013
Deferred tax assets
Compensation programs	$8.4
Research and development costs	3.9
Net operating losses	7.9
Intangible assets	18.8
Deferred revenue	1.7
Other	0.1
Subtotal	40.8
Less: valuation allowance	(1.7)
Total deferred tax assets	39.1

Deferred tax liabilities
Intangible assets	27.1
Unremitted earnings of foreign subsidiaries	7.8
Prepaid expenses	1.0
Total deferred tax liabilities	35.9
Net deferred tax asset	$3.2
As a result of certain realization requirements of ASC 718, Compensation – Stock Compensation, the table of deferred tax assets and liabilities shown above does not include certain deferred tax assets as of December 31, 2013, that arose directly from tax deductions related to stock-based compensation that are greater than the compensation recognized for financial reporting. Equity will be increased by $0.1 million if and when such deferred tax assets are ultimately realized. CIE uses ASC 740, Income Taxes, when determining when excess tax benefits have been realized.
CIE is sufficiently profitable or otherwise has sufficient control over the reversibility of its deferred tax liabilities such that no valuation allowance is necessary against the federal or state deferred tax assets. As of December 31, 2013, CIE had U.S. federal net operating loss ("NOL") carry-forwards of $17.9 million. These NOLs will begin to expire in 2030. The amount of these NOLs for which the tax benefit will be recorded to Additional paid-in capital when realized is $0.4 million. As of December 31, 2013, CIE had state NOL carry-forwards of $0.9 million. These NOLs will begin to expire in 2033.
NOL carry-forwards for CIE’s foreign subsidiaries were $6.4 million as of December 31, 2013. These foreign NOLs are subject to a full valuation allowance as the Company believes these assets do not meet the "more likely than not" criteria for recognition under ASC Topic 740. These foreign NOLs do not expire.
CIE does not provide for deferred taxes on the excess of the financial reporting over the tax basis in its investments in foreign subsidiaries that are essentially permanent in duration. That excess is estimated to total $83.3 million at December 31, 2013. The additional deferred taxes, including foreign withholding taxes that have not been provided are estimated at $12.3 million at December 31, 2013. During 2013, after the contribution of CIE to CGP LLC by Caesars Entertainment, management decided to repatriate earnings from its Playtika foreign subsidiary due to changes in CIE’s access to capital. As such, CIE recorded a deferred tax liability of $7.8 million which represents the additional deferred taxes, including foreign withholding taxes, which would be payable by CIE upon repatriation of Playtika’s retained earnings as of December 31, 2013.
A reconciliation of the beginning and ending amounts of gross unrecognized tax benefits is as follows:

(In millions)	October 22, 2013 Through December 31, 2013
Balance at October 22, 2013	$0.2
Additions on tax positions of prior years	—
Balance at December 31, 2013	$0.2
CIE classifies reserves for tax uncertainties within Accrued expenses and Deferred credits and other in its Consolidated Balance Sheet, separate from any related income tax payable or deferred income taxes. Reserve amounts relate to any potential income tax liabilities resulting from uncertain tax positions as well as potential interest or penalties associated with those liabilities.

CIE recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expense. CIE did not accrue any material interest and penalties for the period October 22 through December 31, 2013 related to uncertain tax positions. Included in the balance of unrecognized tax benefits at December 31, 2013 are approximately $0.2 million of unrecognized tax benefits that, if recognized, would impact the effective tax rate.
CIE files income tax returns, including returns for its subsidiaries, with federal, state and foreign jurisdictions. CIE is under regular and recurring audit by the Internal Revenue Service on open tax positions, and it is possible that the amount of the liability for unrecognized tax benefits could change during the next twelve months. The tax years that remain open for examination for CIE’s major jurisdictions are 2010 through 2013 for the U.S. and Canada and 2011 through 2013 for Israel.
CIE believes that it is reasonably possible that the unrecognized tax benefits will not increase or decrease significantly within the next twelve months. Audit outcomes and the timing of audit settlements are subject to significant uncertainty. Although CIE believes that adequate provision has been made for such issues, there is the possibility that the ultimate resolution of such issues could have an adverse effect on our earnings. Conversely, if these issues are resolved favorably in the future, the related provision would be reduced, thus having favorable impact on earnings.
Note 11 — Fair Value Measurements
The fair value hierarchy defines fair value as an exit price, representing the amount that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based upon assumptions that market participants would use in pricing an asset or liability. The fair value hierarchy establishes three tiers, which prioritize the inputs used in measuring fair value as follows:

Level 1:	Observable inputs such as quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date;
Level 2:	Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
Level 3:	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
The following table represents the fair value of CGP LLC's assets and liabilities that are required to be measured at fair value:

		Fair Value Measurements at Reporting Date Using
		Quoted Prices in Active Markets for Identical Financial Instruments	Significant Other Observable Inputs	Significant Unobservable Inputs
(In millions)	Total	Level 1	Level 2	Level 3
December 31, 2013
Assets:
Investments in notes from related party	$931.6	$—	$931.6	$—
Liabilities:
Contingent consideration related to acquisitions	62.0	—	—	62.0
Contingently issuable non-voting membership units	306.5	—	—	306.5

	Fair Value Measurements Using Significant Unobservable Inputs
	Contingently Issuable Non-Voting Membership Units	Contingent Consideration
(In millions)	Level 3	Level 3
Balance at October 22, 2013	$167.8	$59.1
Change in fair value	138.7	2.9
Balance at December 31, 2013	$306.5	$62.0

The following section describes the valuation methodologies used to measure fair value including key inputs and significant assumptions for assets and liabilities that are required to be measured at fair value, plus other fair value considerations.
Investments in notes from related party
CGP LLC's investments in notes from related party consist solely of senior notes previously issued by CEOC which were acquired by Caesars Entertainment in transactions unrelated to the Transactions. All investments in notes from related party are classified as available for sale and are recorded as non-current assets. As these notes are not actively traded in open-market transactions, the fair value of these notes has been determined based upon quoted prices of similar, but not identical, notes in active markets. These inputs constitute Level 2 inputs. These traded prices may not factor in other discounts, such as discounts for block trades or lack of marketability, which could yield different estimates of fair value if such discounts were considered.
Contingent consideration related to acquisitions
As part of the preliminary purchase price allocation related to its acquisition of Buffalo Studios in December 2012, CGP LLC recorded $5.6 million in contingent consideration, which is remeasured at fair value until settlement under ASC 805, Business Combinations. This contingent consideration is payable in 2014, based upon a multiple of EBITDA for the calendar year 2013 in excess of a specified minimum threshold (generally referred to as an "earn-out" payment). This liability falls into Level 3 within the fair value hierarchy and was adjusted to its estimated fair value of $58.5 million as of December 31, 2013. The change of $52.9 million in the estimated value of the contingent consideration between the time the initial estimate was finalized and December 31, 2013 is recorded in the Change in fair value of contingent consideration line of the Consolidated Statement of Operations. A probability approach considering the various estimated calendar 2013 EBITDA levels and related likelihood of achieving those levels, resulting in different values for the earn-out payment was applied in estimating the fair value of this earn-out liability.
CGP LLC may have to pay additional consideration associated with its acquisitions of the World Series of Poker ("WSOP") mobile poker game contingent upon meeting or exceeding of specified performance criteria.
At December 31, 2013, the aggregate fair market value of contingent consideration related to the acquisition of Buffalo Studios, WSOP mobile poker game, Sharksmile and Clickwall totaled $62.0 million.
Contingently issuable non-voting membership units
Pursuant to the terms of the Transactions, CGP LLC is obligated to issue additional non-voting membership units to Caesars Entertainment to the extent that the earnings from CIE's social and mobile games business exceeds a specified threshold amount in 2015. Upon consummation of the Transactions, CGP LLC recorded an initial liability of $167.8 million representing the fair value of additional non-voting membership units contingently issuable to Caesars Entertainment during 2016 in accordance with these terms. The number of units to be issued is capped at a value of $225 million divided by the value of the non-voting units at the date of the Transactions. This instrument is considered a derivative instrument (See Note 8 — Financial Instruments). Therefore, the balance of this liability is adjusted to reflect the expected number of non-voting units to be issued at the current estimated fair value of those units at each reporting date. Both the estimate of the number of units to be issued and the estimated fair value of non-voting units at the reporting date fall into Level 3 within the fair value hierarchy. The change in value between reporting dates is reported within the CGP LLC Consolidated Statement of Operations.
Other fair value considerations
CGP LLC's assessment of goodwill and other intangible assets for impairment includes an assessment using various Level 2 (earnings before interest income/expense, income taxes, depreciation and amortization ("EBITDA") multiples and discount rate) and Level 3 (forecasted cash flows) inputs. CGP LLC's determination of stock-based compensation includes the valuation of CIE’s common stock and the related options and warrants using various Level 2 and Level 3 inputs.
Entities are permitted to choose to measure certain financial instruments and other items at fair value. CGP LLC has not elected the fair value measurement option for any of its assets or liabilities that meet the criteria for this option.
The fair value of CGP LLC's long-term debt bears interest based upon variable market interest rates. The fair value of such debt approximates its face value as of December 31, 2013.
Note 12 — Litigation, Contractual Commitments and Contingent Liabilities
Litigation
From time to time, CAC, Predecessor Growth Partners, or CGP LLC may be subject to legal proceedings and claims in the ordinary course of business.

Multiple lawsuits have been filed against CBAC Gaming, LLC ("CBAC"), the City of Baltimore, the MDE and other parties in relation to the proposed location and the development of Horseshoe Baltimore. These cases allege violations of various environmental laws, violations of zoning laws and public nuisance, among other claims. Although CAC, Predecessor Growth Partners and CGP LLC believe that they have adequate defenses to these claims, an adverse judgment could result in additional costs, delays in construction, or injunctions.
In November 2012, the MDE granted approval of the Maryland Joint Venture’s amended RAP under MDE’s Voluntary Cleanup Program that named the Maryland Joint Venture, rather than the City of Baltimore, as the party that will implement the RAP and redevelop the proposed location of Horseshoe Baltimore. On February 20, 2013, a group of local residents working with the non-profit Inner Harbor Stewardship Foundation (the "Foundation") filed a complaint in the Maryland Circuit Court challenging the legality of the MDE’s approval of the amended RAP. In the case, known as Ruth Sherrill, et al. v. State of Maryland Department of the Environment, et al., the Plaintiffs claimed that the amended RAP was approved without complying with the public notice and participation requirements of Maryland law. The plaintiffs sought additional public notice and participation, and to obtain an injunction on, among other things, any construction activities at the site pending the resolution of the case. On March 14, 2013, the court denied the plaintiffs’ motion for a Temporary Restraining Order and Preliminary Injunction ("TRO"). The plaintiffs’ appeal of the TRO ruling was dismissed. On April 22, 2013, the plaintiffs filed an amended complaint adding a public nuisance claim to their original complaint. The Maryland Joint Venture filed a motion to dismiss the plaintiffs’ amended complaint and a hearing was held on the motion on June 14, 2013. The amended complaint was dismissed on November 6, 2013. The plaintiffs filed a notice of appeal on December 6, 2013 and oral arguments are scheduled for September 2014.
The plaintiffs issued a notice of intent to file a citizen suit under 42 U.S.C. §§ 6972(a)(1)(A) and (a)(1)(B) of the Resource Conservation and Recovery Act. This notice of intent indicated an intention to sue CBAC, the City of Baltimore, Whiting-Turner, the general contractor for the construction of the Horseshoe Casino, and the Maryland Chemical Company, the former owner and operator of the site. The citizen suit was filed on September 19, 2013, but did not name Whiting-Turner. The defendants filed motions to dismiss on October 15, 2013 for lack of subject matter jurisdiction and failure to state a claim to which plaintiffs responded on November 1, 2013. No hearing has been set on the motions to dismiss.
The decision of the Board of Municipal Zoning Appeals to grant variances for the site for Horseshoe Baltimore was appealed by separate parties on the basis of alleged procedural irregularities. The appeals were dismissed for lack of standing on October 11, 2013 and no appeal of that decision was timely filed.
On August 1, 2013, ten individuals claiming to represent a class of similarly situated individuals filed a complaint in the U.S. District Court for the Northern District of Maryland against the Maryland Department of the Environment, the City of Baltimore, the U.S. Environmental Protection Agency, CBAC Gaming, LLC, Whiting-Turner Contracting Company and Urban Green Environmental, LLC. The 11 count complaint alleged that the RAP for the proposed location of Horseshoe Baltimore is inadequate and approved without appropriate public participation. Plaintiffs seek declaratory and injunctive relief, compensatory and punitive damages, and claim violations of civil rights laws and the Clean Water Act, civil conspiracy, and a variety of torts. The plaintiffs also sought a temporary restraining order, which the District Court denied on August 9, 2013. Plaintiffs amended their complaint on November 15, 2013 and again on December 26, 2013, adding 44 new plaintiffs and naming MDE, the Secretary of MDE, the City of Baltimore, the Mayor of the City of Baltimore, the Baltimore Development Corporation, and CBAC Gaming and CBAC Borrower as defendants. The defendants filed motions to dismiss on January 27, 2014 and plaintiffs filed their oppositions on February 28, 2014.
From time to time, the City of Baltimore may be subject to legal proceedings asserting claims related to the site. At this time, CAC, Predecessor Growth Partners and CGP LLC have not been named as parties to these proceedings. However, an unfavorable outcome for the City of Baltimore could lead to construction delays if it were determined that corrective action was required and could not be implemented successfully offsite.
Four residents of Baltimore City and County issued a notice of intent to file a citizen suit under 33 U.S.C. § 1365(b) of the Clean Water Act against the City of Baltimore as owner of the site for water pollution alleged to originate there. A lawsuit was filed on behalf of two of the residents on July 2, 2013. The City of Baltimore moved to dismiss the complaint on August 28, 2013. One of the plaintiffs withdrew from the case on October 10, 2013. The U.S. District Court for the District of Maryland dismissed the case without prejudice on January 7, 2014 for lack of standing.
Two residents of Baltimore City filed suit on May 20, 2013 against the City of Baltimore, as owner of the site, alleging that the City of Baltimore was in violation of Maryland water pollution laws as a result of groundwater contamination alleged to be migrating from the site. The City of Baltimore was served with the complaint on June 12, 2013. An amended complaint was filed on July 19, 2013, which the City of Baltimore moved to dismiss on August 6, 2013. Plaintiffs dismissed the complaint without prejudice on September 12, 2013.

Playtika Employment Agreements
In December 2011, a subsidiary of Caesars Interactive entered into employment agreements with certain selling shareholders of Playtika who had been managing Playtika both prior and subsequent to CIE’s May 2011 acquisition. Under these employment agreements, a subsidiary of Caesars Interactive agreed to pay $4.0 million in success bonuses; $2.0 million to each of two employees in the event that each employee is still employed 29 months from the commitment date of the employment agreement. If the employee’s employment is terminated without cause or terminated by the employee for good reason prior to the completion of the required 29 months of service, but after completion of service through July 1, 2013, each of the employees is entitled to receive 40% of this success bonus.
In addition, Caesars Interactive has remaining success bonuses payable to certain other Playtika employees of $1.1 million payable during the year ended December 31, 2014. These success bonuses are dependent upon the receiving individuals still being employed on the dates that such bonuses become payable. Success bonuses are included in Accrued expenses in the Consolidated Balance Sheet with a charge to compensation expense over the required service period.
In June 2013, CGP LLC recognized compensation expense in connection with the resignation of a Playtika senior management member. This expense is included in Property, general, administrative and other in the Consolidated Statement of Operations.
Planet Hollywood Energy Services Agreement
Planet Hollywood’s predecessor entered into an Energy Services Agreement ("ESA") with Northwind Aladdin, LLC ("Northwind") on September 24, 1998, subject to five subsequent amendments. Under the terms of the amended ESA, Northwind is required to provide chilled water, hot water and emergency power to Planet Hollywood from a central utility plant for a term that expires February 29, 2020. Planet Hollywood recorded expenses of $0.6 million during the period October 22 through December 31, 2013, which is included in Property, general, administrative and other expenses in the accompanying Consolidated Statement of Operations. As of December 31, 2013, Planet Hollywood had future minimum commitments and contingencies of $11.4 million related to the ESA.
Planet Hollywood Self-Insurance
Planet Hollywood was self-insured by Caesars Entertainment and its subsidiaries up to certain limits for costs associated with general liability, workers’ compensation and employee health coverage through June 2013. See Note 18 — Related Party Transactions for additional information.
Planet Hollywood Participation and Servicing Agreement
In 2009, the predecessor of Planet Hollywood entered into an agreement to purchase a participation interest in certain mortgaged properties. Under the terms of this agreement, Planet Hollywood is required to pay the counterparty $5.6 million at the earlier of October 5, 2015, or on March 31 subsequent to the first year that such mortgaged properties generate a positive net cash flow in excess of a pre-determined minimum amount. The mortgaged properties have not and are not expected to generate a positive net cash flow in excess of this pre-determined minimum amount within the next calendar year, and the associated liability has been included in Deferred credits and other within the Consolidated Balance Sheet.
Entertainment Commitments
In July 2013, Planet Hollywood terminated its lease with a third-party in order to retake possession of the larger performance theater space in Planet Hollywood, recently rebranded as The AXIS Powered by Monster at Planet Hollywood Resort & Casino. In connection with that transaction, Planet Hollywood has refurbished the theater and entered into a two-year performance agreement with Britney Spears pursuant to which Ms. Spears has agreed to perform a total of 96 shows at the refurbished The AXIS Powered by Monster at Planet Hollywood Resort & Casino. The performance agreement with Ms. Spears contains customary representations, warranties, covenants and agreements and exclusivity and non-compete provisions for similar transactions. Aggregate commitments under the lease termination agreement, amounts committed to refurbishing the theater and commitments under the performance agreement aggregate approximately $36.2 million through December 31, 2015.
Contingent Consideration and Contingently Issuable Non-Voting Membership Units
CGP LLC expects it will have to pay additional consideration associated with its acquisitions and the Transactions as further discussed in Note 11 —Fair Value Measurements.
Note 13 — Leases
CGP LLC leases both real estate and equipment used in its operations and classifies those leases as either operating or capital leases for accounting purposes. As of December 31, 2013, CGP LLC had no material capital leases and the remaining lives of its operating leases ranged from one to 84 years with various automatic extensions.

A subsidiary of Caesars Baltimore Investment Company, LLC entered into a ground lease agreement with the City of Baltimore in relation to its casino construction project in Baltimore in October 2012. The subsidiary took possession and started the lease term in July 2013. The total minimum lease payments relating to the aforementioned lease are $197.3 million and have been reflected in the operating lease table below.
Rental expense associated with operating leases is charged to expense in the year incurred. Rental expense for operating leases and other month-to-month cancellable leases are included in Operating expenses in the Consolidated Statement of Operations and amounted to $5.1 million for the period October 22 through December 31, 2013.
As of December 31, 2013, CGP LLC's future minimum rental commitments under its non-cancellable operating leases are as follows:

(In millions) Year	Non-cancellable operating leases
2014	$9.4
2015	16.4
2016	18.2
2017	19.9
2018	21.2
Thereafter	546.7
Total minimum rent commitments	$631.8
Note 14 — Supplemental Cash Flow Information
The increase/(decrease) in cash and cash equivalents due to the changes in working capital accounts were as follows:

(In millions)	October 22, 2013 Through December 31, 2013
Payable to related parties	$18.5
Accrued expenses	14.0
Accounts payable	(15.9)
Prepayments and other current assets	(2.8)
Foreign tax payable	1.4
Receivables	(5.3)
Interest receivable from related party	9.8
Net change in working capital accounts	$19.7
     The following table reconciles Interest expense, net of interest capitalized, per the Consolidated Statement of Operations, to cash paid for interest:

(In millions)	October 22, 2013 Through December 31, 2013
Interest expense, net of interest capitalized	$11.9
Adjustments to reconcile to cash paid for interest:
Net change in accruals	(5.3)
Net amortization of debt discounts	(4.7)
Net amortization of deferred financing costs	(0.1)
Change in fair value of derivatives	(0.1)
Capitalized interest	1.3
Cash paid for interest	$3.0

Cash payments for income taxes, net	$5.0

Non-cash financing activities include the issuance of non-voting shares to Caesars Entertainment in connection with the contribution of assets to CGP LLC by Caesars Entertainment. On October 21, 2013, the aggregate fair market value of the subscription rights issued by Caesars Entertainment in the Transactions was restored to Caesars Entertainment through a return of senior notes previously issued by CEOC from CGP LLC. The amount of the restoration was approximately $21.1 million. See Note 1 — Description of Business and Summary of Significant Accounting Policies.
Additionally, $34.8 million of purchases classified as Land, property and equipment, net in the Consolidated Balance Sheet had corresponding liabilities in Accounts Payable as of December 31, 2013.
Note 15 — Stock-Based Compensation and Employee Benefit Plans
A number of employee benefit programs are established for purposes of attracting, retaining and motivating employees. The following is a description of the basic components of these programs as of December 31, 2013.
Stock-Based Compensation Plans
Caesars Entertainment grants stock-based compensation awards in Caesars Entertainment common stock to certain employees that work for the management companies of Planet Hollywood and Horseshoe Baltimore under the Caesars 2012 Performance Incentive Plan. Caesars Entertainment’s allocated expense associated with Planet Hollywood or Horseshoe Baltimore executives’ stock-based awards for the period October 22 through December 31, 2013 as it was not considered material to the consolidated financial statements.
Caesars Interactive grants stock-based compensation awards in Caesars Interactive common stock to its employees and service providers in accordance with the Plan, which is intended to promote the interests of Caesars Interactive and its shareholders by providing key employees, directors, service providers and consultants with an incentive to encourage their continued employment or service and improve the growth and profitability of Caesars Interactive.
The following is a description of the components of these programs under the Plan as of December 31, 2013:
Valuation of Caesars Interactive Common Stock
Caesars Interactive determines the value of its common stock in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the "Practice Aid"). The valuations of CIE’s common stock were performed retrospectively by an internal valuation specialist for valuation dates of March 31, 2012 and earlier. The valuations of CIE’s common stock were performed contemporaneously by this same internal valuation specialist for the valuation dates between March 31, 2012 and June 30, 2012. Valuations subsequent to June 30, 2012 were determined with the assistance of a third-party valuation firm.
In performing these valuations, the valuation specialists considered the appropriate valuation methodology to use based on the stage of development of CIE at each valuation date, in accordance with the Practice Aid. The valuation specialists considered a number of significant valuation events including, but not limited to, voluntary redemptions of shares by management shareholders electing to redeem such shares, exercises of options by third-part investors to purchase shares of common stock, recent initial public offerings in the social and mobile gaming segment, independent third-party valuations of the WSOP trade name and exclusive rights to host the WSOP tournaments and recent acquisitions.
Stock options and warrants
Time-based stock options have been granted to Caesars Interactive employees and non-employees, and time-based warrants have been granted to non-employees. Historically, both the options and warrants were generally subject to a five-year vesting period; vesting 20% per year on each anniversary of its effective date, until 100% of the options or warrants are fully vested and exercisable. Vesting is subject to the participant’s continued employment or service for non-employees, through the applicable vesting date.
On September 30, 2013 and October 10, 2013, certain key Caesars Interactive employees and non-employees were granted time-based stock options which vest ratably over a period of either five or seven years.
Certain Caesars Interactive employees have been granted Caesars Interactive stock options, with vesting conditions associated with the legalization and implementation of online gaming in the U.S. These stock options and warrants vest based on conditions other than market, performance or service conditions and therefore have been recorded as liability-classified instruments and are measured at their fair value at each reporting date for accounting purposes. CGP LLC is recognizing the stock compensation expense associated with these awards over the 10-year contractual life of each of the awards.
All warrants to Caesars Interactive non-employees and the majority of the stock options to employees and non-employees contain a call option, at a fixed amount, which is exercisable by Caesars Interactive. Since the embedded call feature is at a fixed price, the call feature could potentially result in a repurchase amount that is less than the fair value of the underlying shares. Therefore, these options and warrants are liability-classified instruments and are measured at fair value at each reporting date for accounting purposes. Options without this call provision are equity-classified instruments and are measured at their fair value at the date of grant for accounting purposes. All unexercised options and warrants expire on the tenth anniversary of the grant date.
As of December 31, 2013, Caesars Interactive had 9,017 shares available for awards under the Plan. The Plan was amended and restated during the third quarter of 2013 to, among other things, increase the shares available under the Plan. The following is a summary of Caesars Interactive’s stock option and warrant activity for the period October 22 through December 31, 2013:

	Shares	Weighted Average Exercise Price	Fair Value (1)	Weighted Average Remaining Contractual Term (years)
Outstanding at October 22, 2013	17,111	$3,202.61	$1,129.67	7.5
Granted (employee time-based stock options)	—	$—	$—
Exercised (employee time-based stock options)	—	$—	$—
Canceled (employee time-based stock options)	(96)	$4,643.92	$1,989.70
Outstanding at December 31, 2013	17,015	$3,194.48	$1,124.81	7.3
Vested and expected to vest at December 31, 2013	15,013	$3,171.46	$1,110.86	7.3
Exercisable at December 31, 2013	7,832	$1,685.27	$178.19	5.8
_________________________
(1) Represents the average grant date fair value per option, using a Monte Carlo simulation model.
When information is available, Caesars Interactive uses historical stock option and warrant holder behavioral data to estimate the option or warrant exercise and termination rates used in the option-pricing model. As CIE does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term, it was calculated through the Monte Carlo model assuming that the options and warrants will be disposed of either post-vesting but prior to a liquidity event, at the date of a liquidity event or after a liquidity event. Expected volatility was based on the historical volatility of the common stock of CIE’s competitor peer group for a period approximating the expected life. Caesars Interactive has no current intention to pay dividends on its common stock. The risk-free interest rate within the expected term was based on the U.S. Treasury yield curve in effect at the time of grant. Valuation assumptions for Caesars Interactive’s stock options and warrants for the indicated periods are presented below:

October 22, 2013 Through December 31, 2013
Expected range of volatility	49.7 - 58.6%
Expected dividend yield	—%
Expected range of term (in years)	2.3 - 7.3
Risk-free interest rate range	0.6 - 2.5%
As of December 31, 2013, there was approximately $30.7 million of total unrecognized compensation expense related to Caesar Interactive’s stock options to employees and $1.1 million of total unrecognized compensation expense related to warrants to non-employees. As of December 31, 2013, this cost is expected to be recognized over a remaining average period of 3.2 years.
For the period October 22 through December 31, 2013, the compensation cost that has been charged against earnings for stock options and warrants was approximately $16.6 million, which was included in Property, general, administrative and other in the Consolidated Statement of Operations. As of December 31, 2013, there was $39.7 million recognized in Deferred credits and other in the Consolidated Balance Sheet related to liability-classified stock options and warrants.
Restricted Shares and Restricted Stock Units
Certain key employees of a subsidiary of Caesars Interactive have been granted restricted shares, which vest on the third anniversary of grant as long as the employee remains employed through this anniversary date. Prior to July 25, 2012, certain of the restricted shares contained a call option, at a fixed amount, which was exercisable by Caesars Interactive. Therefore, these restricted shares were liability-classified instruments and were measured at fair value at each reporting date for accounting purposes. This call option was removed from the restricted shares on July 25, 2012 at which time the shares were reclassified to equity classified awards. There was no incremental cost associated with this modification as the modification did not alter the fair value of the underlying award. The liability recognized in the Consolidated Balance Sheet was reclassified to Additional paid-in capital on the modification date. Restricted shares without this call provision are equity-classified instruments and are measured at their fair value at the date of grant for accounting purposes.

On September 30, 2013 and October 10, 2013 certain key Caesars Interactive employees were granted restricted stock units ("RSUs"), which are subject to either a five-year or seven-year vesting period. For RSU awards subject to a seven-year vesting period, 25% of the award vests ratably over four years, 25% vests ratably over five years, 25% vests ratably over six years and 25% vests ratably over seven years. The remaining RSUs granted on September 30, 2013 and October 10, 2013 are subject to a five-year vesting period such that 20% of the awards vest in each year starting with and subsequent to the first anniversary of the grant date. Restricted shares and RSUs are equity-classified instruments and are measured at their fair value at the date of grant for accounting purposes.
On June 2, 2013, CGP LLC entered into a binding letter agreement for the separation of employment of a senior management team member of a subsidiary of Caesars Interactive. Under this memorandum of understanding, this individual has agreed to forfeit his unvested options and exercise his vested options, and CGP LLC has agreed to purchase from this individual, at an agreed upon price, the shares he acquires pursuant to the exercise of his options, plus previously owned Management Shares and restricted shares, subject to the execution of a final definitive agreement.
The following is a summary of Caesars Interactive’s RSU and restricted shares activity for the period October 22 through December 31, 2013:

	Shares	Fair Value	Weighted Average Remaining Contractual Term (years)
Outstanding (non-vested) at October 22, 2013	8,066	$3,867.79	4.5
Granted (RSUs)	—	$—	—
Canceled (RSUs)	(75)	$5,470.00	4.8
Outstanding (non-vested) at December 31, 2013	7,991	$3,852.75	4.3
As of December 31, 2013, there was approximately $28.5 million of total unrecognized compensation cost related to RSUs and restricted shares, which is expected to be recognized over a remaining period of 4.1 years.
For the period October 22 through December 31, 2013, total compensation expense that was recorded in earnings for RSUs and restricted shares was approximately $1.2 million. This expense is included in Property, general, administrative and other in the Consolidated Statement of Operations.
Management Shares
In October 2011, certain key Caesars Interactive employees purchased common stock of Caesars Interactive Entertainment ("Management Shares"). Management Shares are equity-classified instruments for accounting purposes.
In January 2013, CIE offered to purchase a portion of the Management Shares owned by certain members of CIE management at a price of $5,221 per share. Aggregate consideration paid by Caesars Interactive for all shares purchased in the transaction amounted to $2.7 million.
In July 2013, CIE offered to purchase a portion of the Management Shares owned by certain members of CIE management at a price of $5,446.49 per share. Aggregate consideration paid by Caesars Interactive for all shares purchased in the transaction amounted to $7.2 million.
Employee Benefits Plans
Caesars Entertainment maintains a defined contribution savings and retirement plan in which employees of both CIE and the management companies of Planet Hollywood and Horseshoe Baltimore may participate. The plan, among other things, provides for pretax and after-tax contributions by employees. Under the plan, participating employees may elect to contribute up to 50% of their eligible earnings, provided that participants who are designated as highly compensated will have their contributions limited to ensure the plan does not discriminate in their favor. In April 2012, Caesars Entertainment reinstated a limited employer match. CGP LLC’s reimbursement for Caesars Entertainment’s contribution expense for the period October 22 through December 31, 2013 was immaterial to the CGP LLC consolidated financial statements.
Caesars Entertainment also maintains deferred compensation plans, stock-option plans and an executive supplemental savings plan under which certain employees of the management company of Planet Hollywood’s management and the Maryland Joint Venture may defer a portion of their compensation. The expenses charged by Caesars Entertainment to Planet Hollywood for employees’ participation in these programs are included in Property, general, administrative and other in the Consolidated Statement of Operations.
Certain employees of Caesars Entertainment are covered by union sponsored, collectively bargained, health and welfare multiemployer benefit plans. Planet Hollywood’s reimbursement for Caesars Entertainment’s contributions and charges for these plans were $2.0 million for the period October 22 through December 31, 2013. These expenses are included in Property, general, administrative and other in the Consolidated Statement of Operations.
Note 16 — Property, General, Administrative and Other
Property, general, administrative and other expense consisted of the following:

(In millions)	October 22, 2013 Through December 31, 2013
Stock-based compensation	$17.8
Advertising	16.3
Payroll costs	9.3
Research and development	7.8
Rental expense	4.3
License, franchise tax and other	3.3
Management fee	2.2
Corporate allocations	2.1
Utilities	1.7
Professional services	1.7
Other	26.0
$92.5
Note 17 — Segments
For financial reporting purposes, CGP LLC has two reportable segments: (1) Interactive Entertainment; and (2) Casino Properties and Developments. The Interactive Entertainment segment consists of social and mobile games that are played on various global social and mobile third-party platforms, licensing of the WSOP trade name to third parties for use in social and mobile games and online real money gaming, and the licensing of the WSOP trade name, television rights and sponsorship for WSOP live tournaments. The Interactive Entertainment segment also includes use of the WSOP and Caesars brands for regulated online real money gaming in Nevada, New Jersey and the United Kingdom. The Casino Properties and Developments segment consists of CGP LLC's interests in a certain joint venture in a gaming facility in Baltimore, Maryland, and the Planet Hollywood business, which consists of hotel, related food, beverage, entertainment and parking amenities as well as gaming facility operations. Amounts not aggregated with either the Interactive Entertainment reportable segment or the Casino Properties and Development segment relate to the Investments in notes from related party and related tax impacts, and are reported separately in the Other column in the tables below.
Revenue attributed to the reportable segments is as follows:

(In millions)	October 22, 2013 Through December 31, 2013
Interactive Entertainment
Social and mobile games	$70.4
WSOP and online real money gaming	3.6
74.0
Casino Properties and Developments
Casino	37.1
Food and beverage	16.3
Rooms	17.5
Other	8.1
Less: casino promotional allowances	(11.3)
67.7
Net revenues	$141.7
     Total assets were not included in the segment information above as the segment level balance sheet information is not reviewed by CGP LLC's chief operating decision maker.

The following Segment earnings before interest income/expense, income taxes, depreciation and amortization ("EBITDA") information is presented based on the reporting segments:

	October 22, 2013 through December 31, 2013
(In millions)	Interactive Entertainment	Casino Properties and Developments	Other	Total
(Loss)/income from operations	$(6.1)	$9.0	$(155.4)	$(152.5)
Depreciation and amortization	3.6	5.2	—	8.8
Loss on extinguishment of debt	—	(0.9)	—	(0.9)
Segment EBITDA	(2.5)	13.3	(155.4)	(144.6)
Depreciation and amortization	(3.6)	(5.2)	—	(8.8)
Interest expense, net of interest capitalized	(0.5)	(11.4)	—	(11.9)
Interest income-related party	—	—	35.8	35.8
Provision for income taxes	(2.6)	—	—	(2.6)
Net loss	$(9.2)	$(3.3)	$(119.6)	$(132.1)
The following geographical segment information is presented based on the geographical region of each subsidiary’s country of domicile:

(In millions)	October 22, 2013 Through December 31, 2013
Revenues
United States	$89.6
Israel	52.1
Net revenues	$141.7

(In millions)	December 31, 2013
Land, property and equipment, net
United States	$511.9
Israel	4.1
Total land, property and equipment, net	$516.0
Note 18 — Related Party Transactions
WSOP Trade Name
In 2009, Caesars Interactive acquired the WSOP trademarks and associated rights from CEOC for $15.0 million. At the same time, Caesars Interactive entered into a Trademark License Agreement with CEOC, pursuant to which CEOC acquired an exclusive, perpetual, royalty-free license to use the WSOP trademarks in connection with hosting the WSOP tournaments, operating WSOP branded poker rooms and selling certain WSOP branded retail items. This agreement remains in effect indefinitely, unless earlier terminated pursuant to the agreement’s terms.
In 2011, Caesars Interactive entered into a series of transactions pursuant to which Caesars Interactive effectively repurchased the exclusive rights to host the WSOP tournaments from CEOC for $20.5 million. The 2009 Trademark License Agreement remains in effect with respect to WSOP branded poker rooms and retail items, but the rights to host WSOP tournaments are owned by Caesars Interactive. As part of the 2011 transactions, Caesars Interactive entered into a Trademark License Agreement with CEOC pursuant to which Caesars Interactive granted CEOC the right to host the WSOP tournaments at the Rio Hotel in Las Vegas or at such other property agreed to by the parties, in exchange for a $2.0 million per year fee. Simultaneously, Caesars Interactive entered into a Circuit Event Agreement with CEOC pursuant to which Caesars Interactive granted CEOC the right to host a certain number of WSOP circuit events at various properties of CEOC for a price of $75,000 per event. Both agreements are in effect until September 1, 2016, unless earlier terminated pursuant to the agreements’ respective terms. Revenues under this agreement associated with the WSOP circuit events amounted to $0.5 million for the period October 22 through December 31, 2013.

Cross Marketing and Trademark License Agreement
In 2011, Caesars Interactive entered into a Cross Marketing and Trademark License Agreement with Caesars World, Inc., Caesars License Company, LLC, Caesars Entertainment and CEOC. In addition to granting Caesars Interactive the exclusive rights to use various brands of Caesars Entertainment in connection with social and mobile games and online real money gaming in exchange for a 3% royalty, this agreement also provides that CEOC will provide certain marketing and promotional activities for Caesars Interactive, including participation in Caesars Entertainment’s Total Rewards loyalty program, and Caesars Interactive will provide certain marketing and promotional activities for Caesars Entertainment and CEOC. The agreement also provides for certain revenue share arrangements where Caesars Interactive pays CEOC for customer referrals. This agreement is in effect until December 31, 2026, unless earlier terminated pursuant to the agreement’s terms. For the period October 22 through December 31, 2013, Caesars Interactive paid $0.2 million, pursuant to the terms of the Cross Marketing and Trademark License Agreement.
Allocated general corporate expenses
Upon the October 21, 2013 closing of the Transactions, CGP LLC entered into a management services agreement with CEOC pursuant to which CEOC and its subsidiaries provide certain services to CGP LLC. The agreements, among other things:

•
provides that CEOC and its subsidiaries provides (a) certain corporate services and back office support, including payroll, accounting, risk management, tax, finance, recordkeeping, financial statement preparation and audit support, legal, treasury functions, regulatory compliance, insurance, information systems, office space and corporate and other centralized services and (b) certain advisory and business management services, including developing business strategies, executing financing transactions and structuring acquisitions and joint ventures;

•	allows the parties to modify the terms and conditions of CEOC’s performance of any of the services and to request additional services from time to time; and

•	provides for payment of a service fee to CEOC in exchange for the provision of services, plus a margin of 10%.
In addition, the shared service agreement pursuant to which CEOC provides similar services to Caesars Interactive and the management agreements pursuant to which CEOC provides similar services to Planet Hollywood and Horseshoe Baltimore that were in place prior to the Transactions continue to remain in force.
The Consolidated Statement of Operations reflect an allocation of both expenses incurred in connection with these shared services agreements and directly billed expenses incurred through Caesars Entertainment and CEOC. General corporate expenses have been allocated based on a percentage of revenue, or on another basis (such as headcount), depending upon the nature of the general corporate expense being allocated. For the period October 22 through December 31, 2013, CGP LLC recorded allocated general corporate expenses (including at times a 10% surcharge) and directly billed expenses totaling $6.0 million. As of December 31, 2013, the net payable balances for allocated and directly billed expenses is recorded in Payables to related party in the Consolidated Balance Sheet and was $23.6 million.
The accompanying consolidated financial statements also include allocations of certain Caesars Entertainment general corporate expenses in accordance with shared services agreements under which Caesars Entertainment and its subsidiaries provide services to both Caesars Interactive and Planet Hollywood. These allocations of general corporate expenses may not reflect the expense CGP LLC would have incurred if it were a stand-alone company nor are they necessarily indicative of CGP LLC's future costs. Management believes the assumptions and methodologies used in the allocation of general corporate expenses from Caesars Entertainment are reasonable. Given the nature of these costs, it is not practicable for CGP LLC to estimate what these costs would have been on a stand-alone basis.
Contingently Issuable Non-Voting Management Units
In connection with the Transactions, CGP LLC recorded a liability of $167.8 million representing the fair value of additional non-voting membership units contingently issuable to Caesars Entertainment during 2016. The contingently issuable non-voting membership units' fair value is based upon a multiple of EBITDA for the calendar year 2015 in excess of a specified minimum threshold and includes a maximum payout threshold. The fair value of the contingently issuable non-voting membership units at December 31, 2013 was $306.5 million.
Management Fees
PHW Manager, LLC ("PHW Manager"), a wholly-owned subsidiary of CEOC, manages the operations of the Planet Hollywood. Fees paid to PHW Manager for such services include a base management fee calculated at 3% of adjusted gross operating revenue plus net casino wins, and an incentive fee calculated at 4.5% of EBITDA less the base management fee. For the period October 22 through December 31, 2013, the fees were $3.6 million. These fees are included in Property, general, administrative and other expenses in the Consolidated Statement of Operations. As of December 31, 2013, the payable balances related to these fees were recorded in Payables to related party in the Consolidated Balance Sheet and was $1.6 million.

On October 21, 2013, CGP LLC purchased a 50% interest in the management fee revenues of PHW Manager, and Caesars Baltimore Management Company LLC, which holds a management agreement to manage the Maryland Joint Venture (see Note 1 — Description of Business and Summary of Significant Accounting Policies) for $90 million recognized as long-term prepaid assets included in Deferred charges and other in CGP LLC's Consolidated Balance Sheet. The majority of the prepaid assets totaling $70 million is related to Planet Hollywood and will be amortized over 35 years, which represents the term of the related management contract. The remaining $20 million, related to the Maryland Joint Venture, will be amortized over 15 years, which represents the term of the related management contract. During 2013, CGP LLC recorded amortization in the amount of $0.4 million which is included in Property, general, administrative and other on CGP LLC's Consolidated Statement of Operations. Additionally, during 2013, CGP LLC received 50% of the Planet Hollywood management fee paid to CEOC in the amount of $1.8 million which is included in Property, General, Administrative and Other on CGP LLC's Consolidated Statement of Operations.
Planet Hollywood Self-Insurance
Planet Hollywood was self-insured by Caesars Entertainment and its subsidiaries up to certain limits for costs associated with general liability, workers’ compensation and employee health coverage through June 2013. Insurance claims and reserves include accruals of estimated settlements for known claims, as well as accruals of actuarial estimates of incurred but not reported claims. In estimating these reserves, historical loss experience and judgments about the expected levels of costs per claim are considered. These claims are accounted for based on actuarial estimates of the undiscounted claims, including those claims incurred but not reported. Planet Hollywood believes the use of actuarial methods to account for these liabilities provides a consistent and effective way to measure these highly judgmental accruals. CGP LLC regularly monitors the potential for changes in estimates, evaluates its insurance accruals and adjusts its recorded provisions. Starting in July 2013, third-party insurance coverage was obtained on a prospective basis. As of December 31, 2013, $3.4 million, has been accrued to cover insurance claims and is included in Accrued expenses in the accompanying Consolidated Balance Sheet.
Long-term debt to related party
Caesars Interactive has entered into an unsecured credit facility with Caesars Entertainment (the "Credit Facility") whereby Caesars Entertainment provided to Caesars Interactive unsecured intercompany loans as approved by Caesars Entertainment on an individual transaction basis. In connection with the May 2011 purchase of 51% of Playtika, the December 2011 purchase of the remaining 49% interest in Playtika and the December 2012 Buffalo Studios acquisition, Caesars Interactive borrowed $126.4 million for Playtika and $42.0 million for Buffalo Studios under the Credit Facility. The outstanding CIE balance on the Credit Facility as of December 31, 2013, was $39.8 million. No principal payments are required under the Credit Facility until its maturity date of November 29, 2016. The unsecured intercompany loans bear interest on the unpaid principal amounts at a rate per annum equal to LIBOR plus 5%. For the period October 22 through December 31, 2013, CGP LLC recorded $0.4 million of interest expense associated with this debt. The Credit Facility does not have any restrictive or affirmative covenants.
Payable to related party
In connection with the July 2013 execution of the Baltimore Credit Facility, Caesars Baltimore and the other joint venture partners each provide, on a several and not joint basis, a completion guarantee with respect to the Baltimore Development, which guarantees completion of the construction of the Baltimore Development, availability of contemplated working capital and the discharge, bonding or insuring over of certain liens in connection with the Baltimore Development. The maximum liability of Caesars Baltimore under its completion guarantee is approximately $9.1 million, which Caesars Baltimore received from CEOC. The guarantee is recorded as Payables to related parties and Restricted cash on the Consolidated Balance Sheet of CGP LLC (see Note 7 — Debt for additional information regarding the Baltimore Credit Facility).
Investments in notes and interest receivable from related party
CGP LLC's Investments in notes from related party consists solely of senior notes previously issued by CEOC which were acquired by Caesars Entertainment in transactions unrelated to the Transactions. All investments in notes from related party are classified as available for sale and are recorded as non-current assets.

The face value and fair value of the investment in related party notes are summarized below:

(In millions)
Maturity	Stated Interest Rate	Face Value at December 31, 2013	Fair Value at December 31, 2013
June 1, 2015	5.625%	$427.3	$425.7
June 1, 2016	6.50%	324.5	251.4
October 1, 2017	5.75%	357.7	254.5
Total		$1,109.5	$931.6
For additional discussion of fair value measurements, see Note 11 — Fair Value Measurements.
Investments included in the Consolidated Balance Sheet are summarized as follows:

(In millions)	December 31, 2013
Investments in notes from related party
Amortized cost	$698.0
Unrealized gains recorded in accumulated other comprehensive income	233.6
Fair value of investments in notes from related party	$931.6
CGP LLC evaluates whether securities in an unrealized loss position could potentially be other-than-temporarily impaired. CGP LLC has concluded that the fair values of the securities presented in the table above were not other-than-temporarily impaired as of December 31, 2013. This conclusion is derived from CEOC's continued satisfaction of the securities’ obligations in accordance with their contractual terms along with the expectation that CEOC will continue to do so. Also contributing to this conclusion are: the determination that it is more likely than not that CGP LLC will not be required to sell these securities prior to recovery, an assessment of CEOC's financial condition and other objective evidence.
For the period October 22 through December 31, 2013, interest income from related parties includes $12.7 million of income based on the stated interest rate and $23.1 million of accretion of discount.
Rock Gaming, LLC
Rock Gaming holds approximately 5.0% of Caesars Interactive’s outstanding common stock as of December 31, 2013. CGP LLC entered into an agreement with Rock Gaming to develop an entertainment facility in the City of Baltimore (see Note 3 — Development and Acquisition Activity) and we issued convertible notes to Rock Gaming that are convertible into approximately 8,913 shares of Caesars Interactive common stock (see Note 9 — Equity and Non-Controlling Interests).
Note 19 — Subsequent Events
Baltimore Joint Venture
In February 2014 our joint venture CR Baltimore Holdings ("CRBH") sold a portion of its interest in CBAC Gaming, the entity which owns a majority of the interests in the Horseshoe Baltimore joint venture to an existing joint venture partner, Caves Valley Partners ("CVP"). Ownership of the Horseshoe Baltimore joint venture prior to and after the sale are described in the table below.

Effective Ownership Percentages of Horseshoe Baltimore Joint Venture
	Prior to Q1 2014 Sale	After Q1 2014 Sale
Caesars Baltimore Investment Company, LLC	51.8%	41.4%
Rock Gaming Mothership, LLC	36.8%	29.3%
CVPR Gaming Holdings, LLC	4.0%	21.9%
STRON-MD Limited Partnership	4.8%	4.8%
PRT Two, LLC	2.6%	2.6%
Acquisition of Pacific Interactive
On February 13, 2014, CIE announced the acquisition of Pacific Interactive UK Limited, a company based in the United Kingdom, and the assets of various affiliates of Pacific Interactive, creator of House of Fun, which is among the leading social and mobile casino-themed games on Facebook, iOS, Android and the Amazon marketplace. House of Fun was launched in 2011, is free to play, boasts industry-leading KPI’s and a loyal user base of 700,000 daily active users and 2,700,000 monthly active users.

Asset Sale Transaction Agreement
On March 1, 2014, CAC entered into a Transaction Agreement (the "Agreement") by and among, Caesars Entertainment, CEOC, Caesars License Company, LLC ("CLC"), Harrah’s New Orleans Management Company ("HNOMC"), Corner Investment Company, LLC ("CIC"), 3535 LV Corp. ("3535 LV"), Parball Corporation ("Parball"), JCC Holding Company II, LLC ("JCC Holding"), CAC and CGP LLC. The Agreement was fully negotiated by and between a Special Committee of CEC’s Board of Directors (the "CEC Special Committee") and a Special Committee of CAC’s Board of Directors (the "CAC Special Committee"), each comprised solely of independent directors, and was recommended by both committees and approved by the Boards of Directors of CEC and CAC. The CEC Special Committee, the CAC Special Committee and the Boards of Directors of CEC and CAC each received fairness opinions from firms with experience in valuation matters, which stated that, based upon and subject to (and in reliance on) the assumptions made, matters considered and limits of such review, in each case as set forth in the opinions, the Purchase Price (as defined below) was fair from a financial point of view to CEC and CGP LLC, respectively.
Pursuant to the terms of the Agreement, CGP LLC (or one or more of its designated direct or indirect subsidiaries) agreed to acquire from CEOC or one or more of its affiliates, (i) The Cromwell (f/k/a Bill’s Gamblin’ Hall & Saloon), The Quad Resort & Casino ("The Quad"), Bally’s Las Vegas and Harrah’s New Orleans (each a "Property" and collectively, the "Properties"), (ii) 50% of the ongoing management fees and any termination fees payable under the Property Management Agreements to be entered between a Property Manager (as defined below) and the owners of each of the Properties (the "Property Management Agreements"); and (iii) certain intellectual property that is specific to each of the Properties (together with the transactions described in (i) and (ii) above, the "Asset Sale Transaction") for an aggregate purchase price of US $2.0 billion (the "Purchase Price"), less outstanding debt to be assumed in the Asset Sale Transaction, and also subject to various pre-closing and post-closing adjustments in accordance with the terms of the Agreement.
The Asset Sale Transaction is subject to certain closing conditions, including the receipt of gaming and other required governmental approvals, accuracy of representations and warranties, compliance with covenants and receipt by CEC and the CEC Special Committee of certain opinions with respect to CEOC. In addition, the consummation of the Asset Sale Transaction by CAC is subject to CAC’s receipt of financing on terms and conditions satisfactory to CAC and CGP LLC. The Agreement provides that, at the closing of the Asset Sale Transaction (the "Closing"), the owner of each Property will enter into a Property Management Agreement with the applicable Property Manager, pursuant to which, among other things, the Property Managers will provide management services to the applicable Property and CLC will license enterprise-wide intellectual property used in the operation of the Properties.
The Agreement contains customary indemnification obligations of each party with respect to breaches of their respective representations, warranties, covenants and obligations, and certain other designated matters, which in certain circumstances are subject to specified limitations on the amount of indemnifiable damages and the survival period in which a claim may be made. Additional indemnification obligations of CEC and the Sellers (as defined in the Agreement) include amounts expended for new construction and renovation at The Quad in excess of the $223 million budgeted for renovation expenses (up to a maximum amount equal to 15% of such budgeted amount and subject to certain exceptions) and certain liabilities arising under employee benefit plans. In addition to the aforementioned indemnification obligations, the Agreement requires that CEOC ensure that the remaining amounts required to construct and open The Cromwell be fully-funded by CEOC, including providing a minimum amount of House Funds (as defined in the Agreement) in connection with the opening of The Cromwell. CEC and certain of its affiliates will indemnify CAC, CGP LLC and certain of their affiliates for a failure to open the hotel and casino at The Cromwell by a specified date and for failure to open the restaurant and nightclub at The Cromwell by a specified date.
The Property Management Agreements will be entered into at Closing by and between each of the four property management entities (each a "Property Manager" and collectively, the "Property Managers"), each of which (other than HNOMC, which is the existing manager of Harrah’s New Orleans) will be formed as a wholly-owned subsidiary of CEOC, and each of the respective owners of the Properties (the "Property Owners"). The ongoing management fees payable to each of the Property Managers consists of a (i) base management fee of 2% of net operating revenues with respect to each month of each year during the term of such agreement and (ii) an incentive management fee in an amount equal to 5% of EBITDA for each operating year. CEOC will guarantee the obligations of the Property Managers under each of the Property Management Agreements.
Pursuant to the terms of the Agreement, the parties have agreed to use reasonable best efforts to establish a new services joint venture (the "Services JV") which will be jointly owned by CEOC, Caesars Entertainment Resort Properties, LLC ("CERP"), and CGP LLC and certain of their respective subsidiaries. The purpose of the Services JV includes the common management of the enterprise-wide intellectual property, which will be licensed by the Services JV to, among other parties, each of the Property Owners, and shared services operations across the portfolio of CEOC, CERP and CGP LLC properties. The principal anticipated terms of the Services JV contemplated by the Transaction Agreement include the following: (i) CEOC will provide the Services JV with a non-exclusive, irrevocable, royalty-free license that includes the intellectual property that CEOC and its subsidiaries own but are used in the operation of CERP and CGP LLC assets under shared services agreements, or known as Enterprise Assets. CEOC and its subsidiaries will continue to own the assets licensed; (ii) Contribution to the Services JV by CGP LLC and CERP of cash in an amount to be determined; and (iii) Services JV will use cash contributions for capital expenditures relating to the maintenance, operation and upkeep of the Enterprise Assets and the acquisition of any new additional assets or services in connection with providing enterprise services to its members. The users of the services will reimburse Services JV for its share of any allocated expenses of Services JV attributable to such user, consistent with existing arrangements. The ultimate terms of the Services JV are subject to finalization and required regulatory approvals. Following the Closing, at CGP LLC's request and subject to receipt of any required regulatory approvals, the Property Management Agreements will be assigned to the Services JV which will thereafter perform the obligations of the Property Managers (in which case CEOC’s guarantee of the obligations under the assigned Property Management Agreements will be released).
The Agreement is subject to termination if the Closing is not completed by June 30, 2014, which date may be extended until August 31, 2014 in certain circumstances.
The representations and warranties set forth in the Agreement have been made only for the purposes of such agreement and were solely for the benefit of the parties to the Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures, may have been made for the purposes of allocating contractual risk between the parties to the Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors.
The foregoing description of the Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement which was filed with the SEC on March 3, 2014 as an Exhibit to Form 8‑K.
In connection with the Transaction, on March 1, 2014, Caesars Growth Properties Holdings, LLC ("CGPH"), a wholly-owned subsidiary of CGP LLC, entered into a commitment letter (the "Commitment Letter") with Citigroup Global Markets Inc., Citibank, N.A., Citicorp USA, Inc., Citicorp North America, Inc. ("Citi"), Credit Suisse AG ("CS"), Deutsche Bank AG New York Branch and Cayman Islands Branch ("DB") and UBS AG, Stamford Branch ("UBS", together with Citi, CS and DB, the "Lenders"), pursuant to which, subject to the conditions set forth therein, the Lenders committed to provide $1.325 billion in senior secured credit facilities (a $1.175 billion senior secured term facility and a $150.0 million senior secured revolving facility) and $675.0 million in second lien indebtedness to consummate the Asset Sale Transaction and to refinance Planet Hollywood Resort & Casino’s existing indebtedness, on or prior to the Closing Date.
On March 26, 2014, CAC announced that CGPH launched the syndication of $1.325 billion of new senior secured credit facilities, consisting of the previously mentioned $1.175 billion term loan facility and $150.0 million revolving credit facility.
Potential Allegation
On March 21, 2014, CEC, CEOC, Caesars Entertainment Resort Properties, LLC (“CERP”), CAC and Caesars Growth Partners, LLC received a letter (the “Letter”) from a law firm acting on behalf of unnamed clients who claim to hold Second-Priority Secured Notes of CEOC, alleging, among other things,  that CEOC is insolvent and that CEOC’s owners improperly transferred or seek to transfer valuable assets of CEOC to affiliated entities in connection with: (a) the transaction agreement dated October 21, 2013 by and among CEC, certain subsidiaries of CEC and CEOC, Caesars Acquisition Company and Caesars Growth Partners, LLC, which, among other things, provide for the asset transfers from subsidiaries of CEOC to Caesars Growth Partners, LLC of the Planet Hollywood Casino and interests in Horseshoe Baltimore that was consummated in 2013; (b) the transfer by CEOC to CERP of Octavius Tower and Project Linq that was consummated in 2013 ((a) and (b) collectively, the “2013 Transactions”); and (c) the contemplated transfers by CEOC to Caesars Growth Partners of The Cromwell, The Quad, Bally’s Las Vegas and Harrah’s New Orleans (the “Contemplated Transaction”). The Letter does not identify the holders or specify the amount of Second-Priority Secured Notes or other securities that they may hold. The Letter includes allegations that these transactions constitute or will constitute voidable fraudulent transfers and represent breaches of alleged fiduciary duties owed to CEOC creditors and that certain disclosures concerning the transactions were inadequate. The Letter demands, among other things, that the transactions be rescinded or terminated, as would be applicable. CGP LLC strongly believes there is no merit to the Letter’s allegations and will defend itself vigorously and seek appropriate relief should any action be brought.

Note 20 — Quarterly Results of Operations (Unaudited)

(in millions)	October 22, 2013 Through December 31, 2013
Net revenues	$141.7
Loss from operations	(152.5)
Net loss	(132.1)
Net loss attributable to CGP LLC	(127.5)